     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1997

                                                   REGISTRATION NUMBER 333-22893
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             PARTY CITY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              5943                             22-3033692
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            ------------------------

                                400 COMMONS WAY
                           ROCKAWAY, NEW JERSEY 07866
                                 (201) 983-0888
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 STEVEN MANDELL
                             PARTY CITY CORPORATION
                                400 COMMONS WAY
                           ROCKAWAY, NEW JERSEY 07866
                                 (201) 983-0888
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

              WILLIAM P. OBERDORF, ESQ.                              EDWARD W. MOORE, ESQ.
              ST. JOHN & WAYNE, L.L.C.                           CALFEE, HALTER & GRISWOLD LLP
                 TWO PENN PLAZA EAST                            1400 MCDONALD INVESTMENT CENTER
              NEWARK, NEW JERSEY 07105                                800 SUPERIOR AVENUE
              TELEPHONE: (201) 491-3600                              CLEVELAND, OHIO 44114
                                                                   TELEPHONE: (216) 622-8200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                             As Filed Pursuant to Rule 424(b)(4)
                                             Registration No. 333-22893


PROSPECTUS

                                2,240,000 SHARES

                               [PARTY CITY LOGO]
                                  COMMON STOCK
                               ------------------

     Of the 2,240,000 shares of Common Stock offered hereby (the "Offering"), 1,200,000 shares are being offered by Party City Corporation (the "Company") and 1,040,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The Company's Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "PCTY." The last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market on April 8, 1997, was $13 11/16 per share.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A

                               CRIMINAL OFFENSE.
==================================================================================================
                                                 UNDERWRITING                        PROCEEDS
                                                 DISCOUNTS AND     PROCEEDS TO      TO SELLING
                               PRICE TO PUBLIC  COMMISSIONS(1)     COMPANY(2)     STOCKHOLDERS(3)
--------------------------------------------------------------------------------------------------
Per Share.....................      $13.00           $.75            $12.25           $12.25
--------------------------------------------------------------------------------------------------
Total(3)......................    $29,120,000     $1,680,000       $14,700,000      $12,740,000
==================================================================================================

  (1) For information regarding indemnification of the Underwriters, see "Underwriting."

  (2) Before deducting expenses estimated at $500,000, all of which are payable by the Company.

  (3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 336,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total "Price to Public," "Underwriting Discounts and Commissions," "Proceeds to Company" and "Proceeds to Selling Stockholders" will be $33,488,000, $1,932,000, $14,700,000 and
      $16,856,000, respectively.
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about April 14, 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------

SMITH BARNEY INC.
                            TUCKER ANTHONY
                          INCORPORATED

                                                   MORGAN KEEGAN & COMPANY, INC.

April 8, 1997

   [PICTURES, INCLUDING A MAP WHICH DIFFERENTIATES BETWEEN COMPANY-OWNED AND
                        FRANCHISE STORES TO BE INSERTED]

---------------
(1) Barcelona and Madrid, Spain locations not shown.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                            ------------------------

     This Prospectus contains certain of the Company's trademarks, including Party City,(R) The Discount Party Super Store(R) and Halloween Costume Warehouse.(R)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and notes appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Party City Corporation ("Party City" or the "Company") is a rapidly growing specialty retailer of party supplies through its network of discount Super Stores. The Company believes that its store system -- composed of 44 Company-owned and 159 franchise locations in 29 states coast-to-coast, Puerto Rico, Canada and Spain as of February 28, 1997 -- makes Party City one of the largest party supplies superstore chains in the world. The first franchise store was authorized in 1989 and the first Company-owned store was opened in January 1994. For the year ended December 31, 1996, system-wide sales totaled $269.7 million, an increase of 47.5% over the year ended December 31, 1995. During the year ended December 31, 1996, the Company significantly accelerated its Company-owned Super Store expansion program and opened 20 Company-owned Super Stores. Primarily as a result of this expansion, the Company's total revenue increased from approximately $23.1 million in 1995 to approximately $48.5 million in 1996, an increase of 110%. During this same period, income from operations increased 164% from approximately $2.1 million in 1995 to approximately $5.6 million in 1996.

     The Company believes it has transformed the party supplies business by introducing increased product and marketing focus and greater mass merchandising sophistication to a business traditionally served by single owner-operated party supplies stores, specialty party supplies retailers (including superstores), and designated departments in drug stores, general mass merchandisers, supermarkets and department stores of local, regional and national chains. Party City seeks to offer customers a "one-stop" party store that provides a wide selection of merchandise at everyday low prices. A key element of delivering customer satisfaction is stocking inventory of sufficient depth and breadth to satisfy customer needs for parties and events of virtually all sizes and types. Party City Super Stores offer a broad selection of merchandise (branded as well as private label) for a wide variety of celebratory occasions, including birthday parties, weddings, and baby showers, as well as seasonal events including Halloween, Christmas, New Year's Eve, graduation, Easter, Valentine's Day, Thanksgiving, St. Patrick's Day, the Super Bowl and the Fourth of July. Company research indicates that its typical customer is a female between the ages of 24 and 55 and, during 1996, purchased items totalling $17.00 per visit. Party City generally offers products priced from under $1.00 to $100.

     The Company's objective is to continue to expand its position as a leading category-dominant national chain of party supplies Super Stores. Key elements of the Company's business strategy are as follows:

     Pursue Super Store Expansion. The Company's expansion strategy is to rapidly increase its Company-owned store base, while continuing to add franchise stores. The Company believes that opportunities for substantial expansion exist by opening additional Super Stores in both new and existing markets nationwide. In addition, the Company recently purchased six franchise stores and anticipates selectively acquiring additional franchise stores in the future where they will be accretive to the Company's net income per share. See "Recent Events." The Company anticipates opening approximately 45 to 50 Company-owned Super Stores and 20 franchise stores in 1997 and approximately 70 to 75 Company-owned Super Stores and 12 franchise stores in 1998.

     Offer the Broadest Selection of Merchandise in an Exciting Shopping Environment. With approximately 20,000 stock keeping units ("SKUs"), the Party City stores provide party-planners and party-goers with convenient one-stop shopping for party supplies. Within each product category, the Company offers a wide variety of patterns, colors and styles.

     Establish Convenient Store Locations. The Company seeks to maximize customer traffic and quickly build the visibility of new stores by situating its stores in highly traveled areas. The Company carefully considers site selection and analyzes population density, demographics, traffic counts, complementary retailers, storefront visibility and presence, competition, lease rates and the availability of parking before deciding on a specific location.

     Maintain Everyday Low Pricing. The Company reinforces customers' expectations of savings by offering everyday low pricing. In addition, the Company maintains a lowest price guaranty policy which states that Party City will meet and discount the advertised price of a competitor.

     Provide Excellent Customer Service. The Company views the quality of its customers' shopping experience as critical to its continued success. To this end, well-trained sales associates provide customers with personalized shopping assistance.

     Utilize Sophisticated Merchandising Systems. The Company's customized management information system ("MIS") enables Party City to quickly analyze the performance of Company-owned and franchise stores and thus react more rapidly to changing customer preferences. The MIS system further assists management in evaluating the sales performance of individual stores and in analyzing and deciding upon the proper mix of merchandise. The Company continually evaluates and updates its systems.

     Capitalize on Direct Marketing and Advertising. The Company solicits zip code information from customers at the time of their purchases. This information allows the Company to effect 10 to 12 direct mailings per year to residents in those targeted areas. Direct mail advertising has enabled the Company and its franchisees to successfully open stores in any area of the country without the need to cluster stores.

     Investment in Infrastructure to Support Growth. As the Company has increased its base of Company-owned Super Stores, it has made additions to its management team. During 1996, the Company added a chief operating officer as well as key people in the Company's MIS, real estate, merchandising, administrative support and construction departments.

     The Party City Super Store concept was developed in 1986 by the Company's Chairman of the Board and President, Steven Mandell. The Company was founded as a New Jersey corporation in 1990 and was re-incorporated in Delaware in January 1996. The Company's corporate headquarters are located at 400 Commons Way, Rockaway, New Jersey 07866, and its telephone number is (201) 983-0888.

                                  THE OFFERING

Common Stock offered by the Company.....................   1,200,000 shares
Common Stock offered by the Selling Stockholders........   1,040,000 shares
Common Stock to be outstanding after the Offering (1)...   8,174,500 shares
Use of proceeds.........................................   To open new Company-owned Super
                                                           Stores, to acquire existing
                                                           franchisee-owned stores and to
                                                           provide for working capital and
                                                           other general corporate purposes.
                                                           See "Use of Proceeds."
Nasdaq National Market Symbol...........................   PCTY

---------------
(1) Does not include 505,750 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of April 8, 1997.

                                 RECENT EVENTS

     On February 28, 1997, the Company acquired six franchise stores. Four of the stores acquired were owned by Steven Mandell, the Company's Chairman and President, and the remaining two stores were owned by Perry Kaplan, a former executive officer and a Director of the Company. Total sales of the six franchise stores in 1996 were approximately $12.8 million, or an average of $2,142,000 per store. The aggregate purchase price for the six stores was approximately $5.9 million, subject to post closing adjustments for inventory and payable levels. The Company believes the acquired stores will be accretive to net income per share. The Company's expansion strategy, in addition to continuing to open additional Company-owned Super Stores in both new and existing markets while continuing to add franchise stores, includes the selective acquisition of franchise stores. See "Business -- Expansion Plans" and "Certain Transactions."

     The Company is in the process of improving store appearance by updating signage and window displays in its Company-owned stores. These changes will include the addition of new store front window signs, larger and more informative aisle markers, department identification signage and the removal of store front window blinds, to provide a brighter and more attractive display of merchandise. The Company believes these improvements will be completed in all of the Company-owned stores by the end of the second quarter of 1997.

     On March 3, 1997, the Company signed a commitment letter to replace the Company's existing $5,000,000 credit facility with a $20,000,000 revolving line of credit maturing June 30, 2000. The new credit facility provides a lower rate of interest on advances and more favorable financial covenants. The terms of the commitment letter are subject to the negotiation and execution of definitive loan documents. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                        SUMMARY FINANCIAL AND STORE DATA

                                                                   YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------------------
                                                  1992         1993         1994         1995          1996
                                               ----------   ----------   ----------   -----------   -----------
INCOME STATEMENT DATA:
  Total revenue..............................  $1,060,890   $2,408,828   $8,852,796   $23,120,342   $48,528,385
  Income before interest and income taxes....      15,002      258,109      946,402     2,140,304     5,648,920
  Net income.................................  $    7,738   $  234,737   $  542,523   $ 1,299,965   $ 3,755,525
                                               ==========   ==========   ==========    ==========   ===========
  Net income per share.......................                                         $      0.24   $      0.56
                                                                                       ==========   ===========
  Pro Forma(1):
    Net income...............................  $    5,701   $  132,218   $  598,434
                                               ==========   ==========   ==========
    Net income per share.....................          --   $     0.03   $     0.12
                                               ==========   ==========   ==========
  Weighted average shares outstanding(2).....   3,323,904    4,098,333    5,008,333     5,322,333     6,664,202

                                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------
                                                     1992      1993       1994         1995           1996
                                                     -----     -----     ------     ----------     ----------
STORE DATA:
  Company-owned:
    Number of stores opened during period........                             7              9             20
    Number of stores closed during period........                             0              0              0
    Number of stores open at end of period.......                             7             16             36
  Franchise:
    Number of stores opened during period........       16        26         42             35             32
    Number of stores closed during period........        0         0          1              2              0
    Number of stores open at end of period.......       32        58         99            132            164
                                                     -----     -----     ------     ----------     ----------
  Total stores open at end of period.............       32        58        106            148            200
  Increase in Company-owned same store
    sales(3).....................................                                         26.6%          17.9%

  Increase in franchise same store sales(3)......     17.1%      8.1%      19.1%          10.3%          13.5%

  System-wide store sales ($ millions)...........    $28.1     $56.9     $113.0         $182.8         $269.7

  Average sales per Company-owned store(4).......                                   $1,510,000     $1,662,000

                                                                                   DECEMBER 31, 1996
                                                                             ------------------------------
                                                                               ACTUAL        AS ADJUSTED(5)
                                                                             -----------     --------------
BALANCE SHEET DATA:
  Working capital..........................................................  $17,418,467      $ 31,618,467
  Total assets.............................................................   34,603,107        48,803,107
  Long-term obligations....................................................    1,665,624         1,665,624
  Total stockholders' equity...............................................   23,561,141        37,761,141

---------------
(1) Until April 27, 1994, the Company elected to be taxed as an S Corporation under the Internal Revenue Code. As a result, the pro forma income statement data for each of the three years in the period ended December 31, 1994 reflect adjustments to the historical income statement data assuming the Company had not elected S Corporation status.

(2) In April 1994, the stockholders of the Company approved a 26,667-for-1 Common Stock split. All share information has been restated to give retroactive effect to the stock split.

(3) Increases in Company-owned and franchise same store sales have been calculated for stores that were open for at least 13 months as of the end of such applicable period.

(4) For stores open at least one full calendar year. Includes seven stores and 16 stores in 1995 and 1996, respectively.

(5) As adjusted to give effect to the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an offering price of $13.00 per share less the underwriting discount and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

     EXPANSION PLANS. The Company opened seven Company-owned stores in 1994, an additional nine such stores in 1995 and an additional 20 stores in 1996. The Company currently anticipates opening approximately 45 to 50 new Company-owned stores in 1997 and approximately 70 to 75 such stores in 1998. In addition, the Company acquired six franchise stores in 1997 and may seek to purchase additional existing stores from franchisees. The Company's quarterly results of operations have been, and are expected to continue to be, affected by the amount and timing of sales contributed by new stores, the costs associated with the opening of new stores, the integration of new stores into the operations of the Company and expenses incurred to support the Company's expansion strategy. Accomplishment of the Company's planned expansion is dependent upon many factors including, but not limited to, general economic conditions, the identification of suitable markets, the availability of suitable sites on acceptable lease terms, the construction or improvement of sites, the hiring, training and retention of qualified management and other store personnel and the integration of new stores into the Company's information systems and operations. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores or that such new stores, when opened, will operate profitably. Moreover, the opening of additional stores in a market could reduce sales from existing Company-owned stores located in that market. Although the Company believes it has planned carefully for the implementation of its expansion program, there can be no assurance that such plans can be executed as presently envisioned or that the implementation of those plans will not have an adverse effect on results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Expansion Plans."

     SEASONALITY AND QUARTERLY FLUCTUATIONS. The Company's business is seasonal, with its highest revenue levels occurring in the fourth quarter. This period, which includes the Halloween selling season, accounted for approximately 49.2% and 50.2% of the Company's total revenues in 1995 and 1996, respectively. Consequently, 91.0% and 85.9% of the Company's income from operations was derived in the fourth quarter of 1995 and 1996, respectively. A significant decrease in sales at Company-owned and franchise stores during the fourth quarter would have a material adverse effect on the Company's results of operations for the full year. Further, as a result of the seasonality of the Company's store sales, the Company expects to incur a loss in the first quarter of each year for the foreseeable future. In addition, the timing of new store openings, related pre-opening expenses and the amount of revenue contributed by new and existing stores may cause the Company's quarterly results of operations to fluctuate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Information."

     DEPENDENCE ON FRANCHISEES. Royalties from franchisees' sales are a significant component of the Company's revenue base. Thus, the Company's success is partially dependent upon the ability of its franchisees to promote and capitalize upon the Party City concept. There can be no assurance that the Company will be able to recruit franchisees who have the business abilities and financial resources necessary to open Party City Super Stores on schedule or that present and future franchisees will conduct operations successfully. See "Business -- Franchise Operations."

     The Company is subject to various state and federal laws relating to the offer and sale of franchises and the franchisor-franchisee relationship. In addition, the Company believes that the franchising industry is experiencing an increasing trend of franchisees filing complaints with state and federal governmental authorities and instituting lawsuits against franchisors claiming, among other things, that franchisors have violated federal and state franchise laws, engaged in unfair trade practices or violated express or implied agreements with franchisees. The failure by the Company to comply with such laws could subject the Company to liability to franchisees and to fines or other penalties imposed by governmental authorities. The Company believes that it is in material compliance with these laws and regulations and its agreements with franchisees.

     DEPENDENCE ON KEY PERSONNEL. The success of the Company is largely dependent on the efforts of Steven Mandell, its Chairman of the Board and President. The Company has entered into an employment agreement with Mr. Mandell which has terms extending through December 31, 1998, and non-competition provisions applying for one year following the termination of employment. The Company does not have key man life insurance for the above individual. The loss of the services of Mr. Mandell or other key managers could have a material adverse effect on the Company's business and results of operations. See "Management."

     MERCHANDISE TRENDS. The Company's success depends, in part, on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any delay or failure by the Company in identifying and responding to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores. If the Company is required to sell a significant amount of unsold inventory at below average mark-ups over the Company's cost or below cost, such action could have an adverse effect on the Company's financial condition and results of operations.

     COMPETITION. The party supplies retailing business is highly competitive. The Company competes against single owner-operated party supplies stores, specialty party supplies retailers (including superstores), and designated departments in drug stores, general mass merchandisers, supermarkets and department stores of local, regional and national chains. Many of the Company's competitors have substantially greater financial resources than the Company. See "Business -- Competition."

     VOTING CONTROL BY PRINCIPAL STOCKHOLDERS. Upon completion of the Offering, the Company's Directors and executive officers will own or have the right to vote and control the disposition of approximately 26.1% of the Company's outstanding shares of Common Stock. As a result, such stockholders could, if they were to act together, exercise significant influence on the business and affairs of the Company. See "Principal and Selling Stockholders" and "Certain Transactions."

     GOVERNMENT REGULATION. The Company, as a franchisor, is subject to regulation by the United States Federal Trade Commission and also must comply with state laws relating to the offer, sale and termination of franchises and the refusal to renew franchises. The failure to obtain or maintain approvals to sell franchises could adversely affect the Company and the Company's franchisees. Increases in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company and its franchisees. See "Business -- Government Regulation."

     POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, conditions in the Company's business or general market or economic conditions. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could have a material adverse effect on the market price of the Common Stock.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after the Offering, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. The Company, its officers and Directors and the Selling Stockholders, holding in the aggregate 43.1% of the Company's outstanding Common Stock, after giving effect to the Offering, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 120 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. (subject in the case of the Company, to an exception for the grant of options and issuance of shares pursuant to the Company's stock option plans). See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,200,000 shares of Common Stock offered hereby by the Company are estimated to be $14,200,000 (after deducting the underwriting discount and estimated offering expenses payable by the Company), based on a public offering price of $13.00 per share. The Company intends to use a portion of such net proceeds to open new Company-owned stores. In addition, the Company may use a portion of the net proceeds to buy existing stores from franchisees. At present, the Company has no agreement to buy any existing stores. Any excess net proceeds from the Offering will be used for working capital requirements and for general corporate purposes. Pending such uses by the Company, proceeds will be invested in short-term investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Expansion Plans."

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

                        STOCK PRICE AND DIVIDEND POLICY

     The Company's Common Stock has traded on the Nasdaq National Market under the symbol "PCTY" since the Company's initial public offering. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported on the Nasdaq National Market for the periods indicated.

                                   1996 YEAR                                 HIGH     LOW
                                                                             ----     ---
    First Quarter (beginning March 27, 1996)...............................  14 3/4   11 1/2
    Second Quarter.........................................................  19 1/4   13 1/2
    Third Quarter..........................................................  22 1/4   16 1/4
    Fourth Quarter.........................................................  19 3/4    14
    1997 YEAR
    First Quarter..........................................................  16 3/4    15
    Second Quarter (through April 8, 1997).................................    15     13 11/16

     On April 8, 1997, the last sale price of the Common Stock reported on the Nasdaq National Market was $13 11/16 per share. At February 28, 1997, the approximate number of holders of record of the Common Stock was 55.

     Except for the S Corporation distribution of a portion of previously undistributed earnings to the Company's stockholders in 1994 upon the Company's election to be taxed as a C Corporation, the Company has never paid cash dividends on its capital stock and does not intend to pay cash dividends for the foreseeable future. The Company expects that earnings will be retained for the continued growth and development of the Company's business. Future dividends, if any, will depend upon the Company's earnings, financial condition, working capital requirements, compliance with covenants in agreements to which the Company is or may be subject, future prospects and other factors deemed relevant by the Company's Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the total short-term debt and capitalization of the Company as of December 31, 1996 and as adjusted to reflect the sale by the Company of 1,200,000 shares of Common Stock offered by the Company (based on a public offering price of $13.00 per share) and the application by the Company of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                     DECEMBER 31, 1996
                                                                ---------------------------
                                                                  ACTUAL        AS ADJUSTED
                                                                -----------     -----------
    Short-term debt(1)........................................  $         0     $         0
                                                                ===========      ==========
    Long-term debt:(1)........................................  $         0     $         0
    Stockholders' equity:
      Common Stock, $0.01 par value, 25,000,000 shares
         authorized, 6,960,667 shares issued and outstanding;
         and 8,160,667 shares issued and outstanding, as
         adjusted(2)..........................................       69,607          81,607
      Additional paid-in capital..............................   17,748,034      31,936,034
      Retained earnings.......................................    5,743,500       5,743,500
                                                                -----------      ----------
              Total stockholders' equity......................   23,561,141      37,761,141
                                                                -----------      ----------
                   Total capitalization.......................  $23,561,141     $37,761,141
                                                                ===========      ==========

---------------
(1) For a description of the Company's obligations under its existing debt agreements, see Note 4 of notes to Financial Statements.

(2) Does not include (i) 358,333 shares of Common Stock reserved for issuance upon exercise of outstanding stock options as of December 31, 1996, (ii) 149,917 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted between January 1, 1997 and April 8, 1997, and (iii) 13,833 shares issued upon the exercise of stock options between January 1, 1997 and April 8, 1997. See "Management -- Stock Option Plans."

                            SELECTED FINANCIAL DATA

     The following selected financial data for each of the years ended December 31, 1992 and 1993 are derived from financial statements of the Company not included herein. The selected financial data for the three years in the period ended December 31, 1996 are derived from the financial statements of the Company, included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                   YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------------------
                                                                1992          1993          1994          1995           1996
                                                             ----------    ----------    ----------    -----------    -----------
INCOME STATEMENT DATA:
Total revenue.............................................   $1,060,890    $2,408,828    $8,852,796    $23,120,342    $48,528,385
                                                             ==========    ==========    ==========    ===========    ===========
Company-owned stores:
  Net sales...............................................                               $3,991,589    $16,118,163    $39,143,625
  Cost of goods sold and occupancy costs..................                                2,686,881     10,758,209     25,937,444
                                                                                         ----------    -----------    -----------
  Gross profit............................................                                1,304,708      5,359,954     13,206,181
  Store operating and selling expense.....................                                1,239,769      4,254,475     10,116,160
                                                                                         ----------    -----------    -----------
  Company-owned stores profit contribution................                                   64,939      1,105,479      3,090,021
                                                                                         ----------    -----------    -----------
Franchise stores:
  Royalty fees............................................   $  733,390    $1,793,828    $3,836,207    $ 6,074,679    $ 8,449,760
  Franchise fees..........................................      327,500       615,000     1,025,000        927,500        935,000
                                                             ----------    ----------    ----------    -----------    -----------
  Total franchise revenue.................................    1,060,890     2,408,828     4,861,207      7,002,179      9,384,760
  Total franchise expense.................................      758,000     1,580,644     2,049,894      2,943,814      3,729,050
                                                             ----------    ----------    ----------    -----------    -----------
  Franchise profit contribution...........................      302,890       828,184     2,811,313      4,058,365      5,655,710
                                                             ----------    ----------    ----------    -----------    -----------
General and administrative expense........................      287,888       570,075     1,929,850      3,023,540      3,096,811
                                                             ----------    ----------    ----------    -----------    -----------
Income before interest and income taxes...................       15,002       258,109       946,402      2,140,304      5,648,920
Interest income (expense), net............................       (5,349)        4,128        62,121         22,861        475,805
                                                             ----------    ----------    ----------    -----------    -----------
Income before income taxes................................        9,653       262,237     1,008,523      2,163,165      6,124,725
Provision for income taxes................................        1,915        27,500       466,000        863,200      2,369,200
                                                             ----------    ----------    ----------    -----------    -----------
Net income................................................   $    7,738    $  234,737    $  542,523    $ 1,299,965    $ 3,755,525
                                                             ==========    ==========    ==========    ===========    ===========
Net income per share......................................                                             $      0.24    $      0.56
                                                                                                       ===========    ===========
Pro forma(1):
  Income before income taxes..............................   $    9,653    $  262,237    $1,008,523
  Income taxes............................................        3,952       130,019       410,089
                                                             ----------    ----------    ----------
  Net income..............................................   $    5,701    $  132,218    $  598,434
                                                             ==========    ==========    ==========
  Net income per share....................................   $       --    $     0.03    $     0.12
                                                             ==========    ==========    ==========
Weighted average shares outstanding(2)....................    3,323,904     4,098,333     5,008,333      5,322,333      6,664,202
STORE DATA:
  Number of Company-owned stores (end of period)..........                                        7             16             36
  Increase in Company-owned same store sales(3)...........                                                    26.6%          17.9%
  Number of franchise stores (end of period)..............           32            58            99            132            164
  Increase in franchise same store sales(3)...............         17.1%          8.1%         19.1%          10.3%          13.5%
  Average sales per Company-owned store(4)................                                             $ 1,510,000    $ 1,662,000
BALANCE SHEET DATA (AT END OF PERIODS):
  Working capital.........................................   $  (35,412)   $  381,759    $2,087,769    $ 1,998,988    $17,418,467
  Total assets............................................      558,290     1,459,643     6,009,133     10,307,572     34,603,107
  Long-term obligations...................................       65,306       276,506       489,176        996,093      1,665,624
  Stockholders' equity....................................       48,141       326,659     3,232,394      4,581,707     23,561,141

---------------
(1) Until April 27, 1994, the Company elected to be taxed as an S Corporation under the Internal Revenue Code. As a result, the pro forma income statement data for each of the five years in the period ended December 31, 1994 reflect adjustments to the historical income statement data assuming the Company had not elected S Corporation status.

(2) In April 1994, the stockholders of the Company approved a 26,667-for-1 Common Stock split. All share information has been restated to give retroactive effect to the stock split.

(3) Increases in Company-owned and franchise same store sales have been calculated for stores that were open for at least 13 months as of the end of such applicable period.

(4) For stores open at least one full calendar year. Includes seven stores and 16 stores in 1995 and 1996, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and notes thereto included elsewhere herein.

GENERAL

     During the first four years of operations, the Company concentrated its efforts on building the base of its franchise stores, evaluating the performance of product categories and suppliers, improving store merchandising and refining its store design, procedures and systems. In late 1993, the Company made the strategic decision to begin opening Company-owned stores due to the successful store model developed in the franchise system. In January 1994, the first Company-owned store was opened in Orlando, Florida. Six additional Company-owned stores were opened in the third and fourth quarters of 1994. Nine Company-owned stores were opened in 1995, and twenty Company-owned stores were opened in 1996.

     Franchise revenues are generated from royalties received on sales and initial franchise fees which are recognized at the time a store opens. All stores opened after January 1, 1993 pay a royalty fee of 4.0% of net sales. Stores opened prior to 1993 have royalty rates ranging from 2.0% to 4.0% of net sales. Initial franchise fees are currently $35,000 to open a new store. Franchise expenses are those costs directly related to the Company's management of franchise operations and consist primarily of payroll, travel, advertising and legal expenses as well as an allocation of home office occupancy expenses.

     The Company's business is seasonal, with its highest revenue levels occurring in the fourth quarter. This period, which includes the Halloween, Thanksgiving, Christmas, Hanukkah and New Year's Eve selling seasons, accounts for a significant portion of the Company's total revenues and profitability. In addition, the timing of new store openings, coupled with the related pre-opening expenses, may cause the Company's quarterly results to fluctuate.

     Through April 27, 1994, the Company operated as an S Corporation for Federal income tax purposes. As a result, through this period the Company did not record or pay any Federal income taxes. For the purpose of discussion and analysis, the Company has presented a pro forma tax provision and pro forma net income. These pro forma amounts represent what the income tax provision and the net income would have been if the Company had been a C Corporation and thus was subject to Federal income taxation for the entire period. Net income per share is computed using the weighted average common stock equivalent shares outstanding during each period. The 26,667-for-1 stock split which occurred in April 1994 has been given retroactive effect for all periods discussed.

     Same store sales increases or decreases are calculated for stores open at least thirteen full months. Company-owned same store sales increased 26.6% in 1995 and 17.9% in 1996. The Company's 16 stores that were in operation for all of 1996 generated average net sales of approximately $1,662,000 and average store-level profit contribution of approximately $200,000, or 12.0% of average net sales.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Company-owned Stores

     Net sales from Company-owned stores increased to $39,143,625 in the year ended December 31, 1996 from $16,118,163 in the year ended December 31, 1995. The 1996 results include 16 stores which were open at the beginning of that year plus 20 stores opened during the year, four of which were opened in the second quarter, 10 in the third quarter and six in the month of October. The 1995 amount represents sales from seven stores which were open at the beginning of the year plus nine stores opened during the year, five of which were opened in September and two in October. Of the total sales increase, 54% is attributable to new store openings in 1996. Same store sales increased 17.9% in 1996. Gross profit reflects the cost of goods sold and store occupancy costs including rent, common area maintenance, real estate taxes, repair and maintenance, depreciation and utilities. Gross profit for the year ended December 31, 1996 was $13,206,181 compared to $5,359,954 for 1995. The increase in 1996 was due to increased sales volume. Gross margin was 33.7% and 33.3% of sales for the years ended December 31, 1996 and 1995, respectively.

     Store operating and selling expenses were $10,116,160 for the year ended December 31, 1996 compared to $4,254,475 in 1995. The increase in store operating expenses is attributable to the increased number of stores operated by the Company during 1996. Store operating expenses were 25.8% and 26.4% of sales for December 31, 1996 and 1995, respectively. Company-owned store profit contribution was $3,090,021 for the year ended December 31, 1996, compared to a profit contribution of $1,105,479 for 1995.

  Franchise Operations

     Franchise revenue is composed of the initial franchise fees which are recorded as revenue when the store opens, and ongoing royalty fees, generally 4.0% of the store's net sales. Franchise fees, recognized on 32 store openings during the year ended December 31, 1996 were $935,000 compared to $927,500 during 1995, which represents 35 store openings. Royalty fees increased 39.1% to $8,449,760 in the year ended December 31, 1996 from $6,074,679 in 1995.
Franchise same store sales increases for the years ended December 31, 1996 and 1995 were 13.5% and 10.3%, respectively.

     Expenses directly related to franchise revenue increased to $3,729,050 for the year ended December 31, 1996 from $2,943,814 for the year ended December 31, 1995. This increase is primarily attributable to additional franchise personnel required to operate this portion of the Company's business and the necessary infrastructure to support such employees. As a percentage of franchise revenue, franchise expenses were 39.7% and 42.0% for the years ended December 31, 1996 and 1995, respectively.

     Franchise profit contribution was $5,655,710 for the year ended December 31, 1996 compared to $4,058,365 for the year ended December 31, 1995. The 39.4% increase in franchise profit contribution is due to the increase in royalty fees and franchise fees offset in part by an increase in franchise expenses, as discussed above.

  General and Administrative

     General and administrative expenses increased 2.4% to $3,096,811 in the year ended December 31, 1996 compared to $3,023,540 in the year ended December 31, 1995. The increase is primarily attributable to an increase in payroll and related benefits, recruitment and moving of new employees and increased travel as a result of establishing the necessary organizational infrastructure to allow the Company to build the Company-owned store base. General and administrative expenses for 1995 included a one time severance expense of $275,000 and a litigation settlement expense of $200,000. As a percentage of revenue, general and administrative expenses were 6.4% and 13.1% for the years ended December 31, 1996 and 1995, respectively. This decrease as a percentage of revenue resulted from increased leverage of general and administrative expenses over a larger sales base.

  Net Income

     Net income increased 189% to $3,755,525, or $0.56 per share, in the year ended December 31, 1996 as compared to net income of $1,299,965, or $0.24 per share in the year ended December 31, 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Company-owned Stores

     Net sales from Company-owned stores were $16,118,163 for the year ended December 31, 1995 compared to $3,991,589 for the year ended December 31, 1994. The 1995 results include seven stores which were open at the beginning of that year plus nine stores opened during the year, five of which were opened in September and two in October. The 1994 amount represents sales from one store opened in January, one in August, four in September and one in October of that year. Of the total sales increase, 46% is attributable to new store openings in 1995. Same store sales increased 26.6% in 1995. Gross profit for the year ended

December 31, 1995 was $5,359,954 compared to $1,304,708 for the year ended December 31, 1994. The increase in 1995 was due to increased sales volume. Gross margin was 33.3% and 32.7% of sales for the years ended December 31, 1995 and 1994, respectively.

     Store operating and selling expenses were $4,254,475 for the year ended December 31, 1995 compared to $1,239,769 in the comparable 1994 period. The increase in store operating expenses is attributable to the increased number of stores operated by the Company during the year ended December 31, 1995. Company-owned store profit contribution was $1,105,479 for the year ended December 31, 1995 compared to $64,939 for the comparable 1994 period.

  Franchise Operations

     Franchise fees, recognized on the 35 store openings during the year ended December 31, 1995 were $927,500 compared to $1,025,000, representing 42 store openings, during the year ended December 31, 1994. The reduction in franchise fees caused by fewer store openings was partially offset by the increase in such fees to $30,000 from $25,000 per store with respect to franchise agreements signed after January 1, 1995. Royalty fees of $6,074,679 in the year ended December 31, 1995 represented an increase of 58.4% over the $3,836,207 royalty fees generated in the year ended December 31, 1994. Approximately 42.3% of the increase was attributable to sales at the 35 stores opened in 1995. The balance of the increase was caused by increases in sales at stores open as of December 31, 1994. Franchise same store sales increases for the years ended December 31, 1995 and 1994 were 10.3% and 19.1%, respectively.

     Expenses directly related to franchise revenue increased $893,920 to $2,943,814 for the year ended December 31, 1995 from $2,049,894 for the year ended December 31, 1994. This increase is primarily attributable to additional franchise personnel required to operate this portion of the Company's business and the necessary infrastructure to support such employees. As a percentage of revenue, franchise expenses were 42.0% and 42.2% for the years ended December 31, 1995 and 1994, respectively.

     Franchise profit contribution increased 44.4% to $4,058,365 for the year ended December 31, 1995 from $2,811,313 for the year ended December 31, 1994. The increase in franchise profit contribution is due to the increase in royalty fees attributable to the opening of 35 new franchises and increases in existing franchise store sales offset in part by a decrease in franchise fees and an increase in franchise expenses, as discussed above.

  General and Administrative

     General and administrative expenses increased 56.7% to $3,023,540 in the year ended December 31, 1995 compared to $1,929,850 in the year ended December 31, 1994. The increase is primarily attributable to an increase in payroll and related benefits of approximately $458,000 as a result of establishing the necessary organizational infrastructure to allow the Company to build the Company-owned store base, professional fee increases of approximately $196,000 due primarily to increases in legal and consulting fees and the accrual of $275,000 related to a severance agreement for a senior executive paid through August 31, 1996. As a percentage of revenue, general and administrative expenses were 13.1% and 21.8% for the years ended December 31, 1995 and 1994, respectively. This decrease as a percentage of revenue resulted from increased leverage of general and administrative expenses over a larger sales base.

  Income Tax

     In April 1994, the Company changed its tax status from an S Corporation to a federally taxable C Corporation. As a result of the change, certain tax losses sustained by the Company through the period it was an S Corporation were not available to offset income earned subsequently as a C Corporation. Therefore, because of these non-deductible losses, the Company's effective tax rate was 46.2% in 1994 compared to 39.9% in 1995. Pro forma income taxes, assuming that the Company was a C Corporation for the entire year ended December 31, 1994, were $410,089 compared to $863,200 for the year ended December 31, 1995.

  Net Income

     Net income increased 139.6% to $1,299,965, or $0.24 per share, in the year ended December 31, 1995 compared to $542,523 in the year ended December 31, 1994. On a pro forma basis, which assumes the Company was always organized as a C Corporation, net income for the year ended December 31, 1994 would have been $598,434 and net income per share for the year ended December 31, 1994 would have been $0.12.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash provided by operating activities was $3,557,529, $1,600,975 and $40,965 in the years ended December 31, 1996, 1995 and 1994, respectively. The increase in cash provided by operating activities in 1996 compared to 1995 was primarily attributable to an increase in net income. The increase in cash provided by operating activities in 1995 compared to 1994 was primarily attributable to increases in net income and accounts payable.

     Cash used in investing activities was $4,872,000, $2,082,158 and $1,396,214 in the years ended December 31, 1996, 1995 and 1994, respectively. The increases in cash used in investing activities in 1996 compared to 1995 and in 1995 compared to 1994 were attributable to increased purchases of property and equipment necessary to support the accelerating growth in Company-owned stores. Such purchases were substantially funded by the Company's available cash.

     Cash provided by financing activities was $15,151,619, $100,138 and $2,299,031 for the years ended December 31, 1996, 1995 and 1994, respectively. Cash provided by financing activities in 1996 was primarily attributable to the proceeds of the Company's initial public offering. Cash provided by financing activities in 1994 was primarily attributable to a private placement of the Company's Common Stock.

     Prior to 1994, the Company financed its business activities primarily with funds generated from operating activities. The Company has a revolving credit/term loan facility in the amount of $5,000,000 expiring June 30, 1998. Advances under the revolving credit/term loan facility bear interest at the bank's prime rate (8.25% at February 28, 1997) minus 1/2 of 1% and are collateralized by all assets of the Company. The Company must pay a quarterly commitment fee of 1/4 of 1% of the unused amount of the available facility. The credit facility contains various covenants including, among others, restrictions on capital expenditures, the maintenance of a defined minimum tangible net worth, interest coverage ratio, total liabilities to tangible net worth ratio and current ratio. At December 31, 1996, the Company was in compliance with such loan agreement covenants. There was no outstanding balance under the facility at December 31, 1996.

     On March 3, 1997, the Company signed a commitment letter (the "Commitment Letter") to refinance and replace its existing loan facility with a $20,000,000 committed revolving line of credit facility maturing on June 30, 2000. Advances under the line will bear interest, at the Company's option, at 1/2 of 1% below the bank's prime rate (8.25% as of February 28, 1997) or LIBOR plus 1.25% (which margin for the LIBOR rate option is subject to reduction to .75% or increase to 1.75% based on the Company's ratio of total liabilities to tangible net worth). The Commitment Letter requires a facility fee of $50,000 and a quarterly commitment fee equal to .125% of the average unused portion of the line and is secured by substantially all of the assets of the Company. The Commitment Letter also provides various covenants including, among others, restrictions on capital expenditures, the maintenance of a defined minimum tangible net worth, interest coverage ratio, total liabilities to tangible net worth ratio and current ratio. The terms of the Commitment Letter are subject to the negotiation and execution of definitive loan documents.

     Over the next several years, the Company intends to devote greater resources to the opening of Company-owned stores and therefore believes that its revenue growth increasingly will be derived from the opening of Company-owned, rather than franchise, Super Stores. Based on its current planning and marketing information, the Company plans to open approximately 45 to 50 Company-owned stores in 1997. Therefore, it is anticipated that approximately $16,875,000 to $18,750,000 of its existing cash and the proceeds of the Offering will be used to open these stores in 1997. In addition, the Company anticipates that new and existing franchisees will open approximately 20 additional stores in 1997. The Company anticipates opening approximately 70 to 75 Company-owned stores during 1998, using a combination of its existing cash and operating cash flow, funds available under the Company's revolving credit facility, and/or any remaining proceeds from the Offering for these openings. In addition, the Company may seek to acquire existing stores from franchises. At present, the Company has no agreement to acquire any franchise store. The Company expects that the average new store cost for Company-owned stores will continue to be approximately $375,000. These expenditures include $163,000 for equipment and fixtures, including point of sale equipment, $52,000 for leasehold improvements and approximately $125,000 for store inventory, net of accounts payable. Pre-opening expenses are estimated to be $35,000 per store. The Company typically leases space ranging from 10,000 to 12,000 square feet and seeks to lease sites rather than own the real estate.

     Out of its planned 45 to 50 Company-owned stores to be opened during 1997, as of February 28, 1997, the Company had opened two stores and had signed leases for 23 locations. In addition, as of February 28, 1997, the Company had signed a lease for a Company-owned store to be opened in 1998. Most of such leases are for ten-year terms, each with two five-year renewal options. One lease has a term of 20 years. The minimum lease obligation for these 26 leases is approximately $51,678,000 over the life of the leases.

     The Company believes the proceeds from the Offering, its cash flows from operations and its borrowing capacity under the proposed credit facility will be adequate to fund its cash requirements for at least the next 24 months.

  Impact of Inflation

     The Company believes that inflation did not have a material impact on its operations for the periods reported. Significant increases in labor, employee benefits and other operating expenses could have a material adverse effect on the Company's performance.

QUARTERLY FINANCIAL INFORMATION

     The following table sets forth unaudited financial information derived from the Company's quarterly statements of operations for the four quarters of the years ended December 31, 1995 and December 31, 1996, respectively. This information includes all adjustments (consisting only of normal recurring accruals) which management considers necessary for a fair presentation.

     The Company's quarterly results reflect a significant profit contribution in the fourth quarter, primarily due to the Halloween selling season. Quarterly results are also significantly impacted by pre-opening expenses for new Company-owned stores. Approximately $35,000 in pre-opening expenses are recorded for each new store. Five new stores were opened in the third quarter of 1995 and 10 new stores were opened in the third quarter of 1996.

     During 1995, the Company reported a slightly above break-even performance in the first quarter, $207,921 of net income in the second quarter, followed by a loss of $101,861 in the third quarter. Results for the third quarter of 1995 include a pre-tax charge of $275,000 related to a termination agreement with a senior executive of the Company which was paid out through August 31, 1996 as well as the pre-opening expenses for new Company-owned stores. Net income for the fourth quarter of 1995 was $1,176,780 or 90.5% of the full year's net income. During 1996, the Company experienced a loss in the first quarter, but remained profitable in the remaining three quarters of the year. Net income in the fourth quarter of 1996 represented 81.9% of the full year's net income.

     As a result of the seasonality of the Company's store sales, the Company expects to incur a loss in the first quarter of each year for the foreseeable future.

                             PARTY CITY CORPORATION

                            QUARTERLY OPERATING DATA
                                  (UNAUDITED)

                                                    1995                                               1996
                              ------------------------------------------------   ------------------------------------------------
                                  Q1          Q2          Q3           Q4            Q1          Q2          Q3           Q4
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
Total revenue...............  $2,851,423  $4,165,342  $4,725,203   $11,378,374   $5,981,012  $8,286,418  $9,907,766   $24,353,189
                              ==========  ==========  ==========   ===========   ==========  ==========  ==========   ===========
Company-owned stores:
  Net sales.................  1,782,905   2,659,151   3,051,352      8,624,755   4,562,271   6,338,685   7,507,165     20,735,504
  Cost of goods sold and
    occupancy costs.........  1,257,446   1,822,532   2,228,843      5,449,388   3,334,320   4,362,640   5,339,627     12,900,857
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
  Gross profit..............    525,459     836,619     822,509      3,175,367   1,227,951   1,976,045   2,167,538      7,834,647
  Store operating and
    selling expense.........    495,165     633,436     974,732      2,151,142   1,301,699   1,581,278   2,427,441      4,805,742
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
  Company-owned stores
    profit (loss)
    contribution............     30,294     203,183    (152,223)     1,024,225     (73,748)    394,767    (259,903)     3,028,905

Franchise stores:
  Royalty fees..............    893,518   1,276,191   1,303,851      2,601,119   1,328,741   1,772,733   1,785,601      3,562,685
  Franchise fees............    175,000     230,000     370,000        152,500      90,000     175,000     615,000         55,000
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
  Total franchise revenue...  1,068,518   1,506,191   1,673,851      2,753,619   1,418,741   1,947,733   2,400,601      3,617,685
  Total franchise expense...    576,815     721,487     734,862        910,650     852,364     919,585     969,622        987,479
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
  Franchise profit
    contribution............    491,703     784,704     938,989      1,842,969     566,377   1,028,148   1,430,979      2,630,206
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
General and administrative
  expense...................    497,607     649,146     956,937        919,850     759,514     761,968     767,246        808,083
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
Income (loss) before
  interest and income
  taxes.....................     24,390     338,741    (170,171)     1,947,344    (266,885)    660,947     403,830      4,851,028
Interest income (expense),
  net.......................      3,735       8,180       1,310          9,636     (10,321)    170,021     171,830        144,275
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
Income before income
  taxes.....................     28,125     346,921    (168,861)     1,956,980    (277,206)    830,968     575,660      4,995,303
Provision (benefit) for
  income taxes..............     11,000     139,000     (67,000)       780,200    (110,700)    331,800     230,000      1,918,100
                              ----------  ----------  ----------   -----------   ----------  ----------  ----------   -----------
Net income (loss)...........  $  17,125   $ 207,921   $(101,861)   $ 1,176,780   $(166,506)  $ 499,168   $ 345,660    $ 3,077,203
                              ==========  ==========  ==========   ===========   ==========  ==========  ==========   ===========
Net income (loss) per
  share.....................  $    0.00   $    0.04   $   (0.02)   $      0.22   $   (0.03)  $    0.07   $    0.05    $      0.43
                              ==========  ==========  ==========   ===========   ==========  ==========  ==========   ===========

                                    BUSINESS

GENERAL

     The Company is a rapidly growing specialty retailer of party supplies through its network of discount Super Stores. At February 28, 1997, the Company owned and operated 44 Party City Super Stores in the United States and its franchisees operated an additional 159 stores in the United States, Puerto Rico, Canada, and Spain. The Company, based in Rockaway, New Jersey, believes it is one of the largest party supplies specialty superstore chains. The Company authorized the first franchise store in 1989 and opened its first Company-owned store in January 1994. System-wide sales (including net sales at Company-owned and franchised stores) for the year ended December 31, 1996 totaled $269.7 million, an increase of 47.5% over the year ended December 31, 1995. During the year ended December 31, 1996, the Company significantly accelerated its Company-owned Super Store expansion program and opened 20 Company-owned Super Stores. Primarily as a result of this expansion, the Company's total revenue increased from approximately $23.1 million in 1995 to approximately $48.5 million in 1996, an increase of 110%. During this same period, income from operations increased 164% from approximately $2.1 million in 1995 to approximately $5.6 million in 1996. The Company expects to open approximately 45 to 50 Company-owned Super Stores in 1997 and approximately 70 to 75 Company-owned Super Stores in 1998.

     The Company believes that, under its "Party City, The Discount Party Super Store" trademark, it has transformed the party supplies business by introducing increased product and marketing focus and greater mass merchandising sophistication. Pursuant to its merchandising concept, the Company operates and franchises party supplies Super Stores that typically range in size from 10,000 square feet to 12,000 square feet. These Super Stores offer a broad selection of merchandise (branded as well as private label) for a wide variety of celebratory occasions, including birthday parties, weddings, and baby showers as well as seasonal events such as Halloween, Christmas, New Year's Eve, graduation, Easter, Valentine's Day, Thanksgiving, St. Patrick's Day, the Super Bowl and the Fourth of July. Party City seeks to offer customers a "one-stop" party store that provides a wide selection of merchandise at everyday low prices. A key element of delivering customer satisfaction is stocking inventory in sufficient quantities to satisfy customer needs for parties of virtually all sizes and types.

INDUSTRY OVERVIEW

     The retail party supplies business has traditionally been a fragmented one, with consumers purchasing party-related products from single owner-operated party supplies stores and designated departments in drug stores, general mass merchandisers, supermarkets, and department stores of local, regional and national chains. According to Party and Paper Retailer, a retail trade publication, the market for party and special occasion merchandise, comprised of party supplies, greeting cards, gift wrap and related items, had estimated retail sales of $8.85 billion in 1996.

     The Company believes that the increasing breadth of party supplies merchandise produced by manufacturers over the past few years has been a driving factor in the marketplace's acceptance of the party supplies superstore concept. Further, the Company believes that the significant revenues experienced by its Company-owned and franchise Super Stores in the fourth quarter can be attributed, to a large extent, to the growth in the number of persons celebrating Halloween and the increased demand for costumes and party supplies utilized in such celebrations.

     The Company has noted the marketplace's acceptance of other types of superstores and mega-retailers in various categories such as food, home furnishings and pet supplies, among others. The success of such superstores and mega-retailers in other industries has prompted the Company to expand its product lines to include a wider breadth of merchandise in order to make its Super Stores increasingly attractive destination shopping locations for party supplies. In addition, the Company believes that the increased breadth of related and integrated merchandise available to customers in superstores and mega-retailers influences consumers to increase the number of purchases in a given trip to a retailer. As such, the Company believes that the broad selection, and relatively low price points, of merchandise offered by its Super Stores often stimulates customers to purchase additional items on impulse.

BUSINESS STRATEGY

     The Company's objective is to continue to expand its position as a leading category-dominant national chain of party supplies superstores. The Company believes that it has transformed the party supplies business by introducing increased product and marketing focus and greater mass merchandising sophistication. Key components of the Company's strategy are:

     Pursue Super Store Expansion. The Company believes that opportunities for substantial expansion exist by opening additional Super Stores in both new and existing markets and believes that numerous sites are available for such expansion. The Company's expansion strategy is to rapidly increase its Company-owned store base while continuing to add franchise stores. In addition, the Company recently purchased six franchise stores and anticipates selectively acquiring additional franchise stores in the future where they will be accretive to the Company's net income per share. See "Recent Events." Based on this expansion plan, the Company anticipates opening approximately 45 to 50 new Company-owned stores and 20 franchise stores in 1997 and approximately 70 to 75 new Company-owned stores and 12 franchise stores in 1998, bringing the total stores in operation to approximately 87 to 92 Company-owned Super Stores and approximately 178 franchise Super Stores by the end of 1997 and approximately 157 to 167 Company-owned Super Stores and approximately 190 franchise Super Stores by the end of 1998.

     Offer the Broadest Selection of Merchandise in an Exciting Shopping Environment. The Company strives to provide party-planners and party-goers with convenient one-stop shopping for party supplies and offers what it believes is one of the most extensive selections of party supplies. A typical Party City Super Store contains approximately 20,000 SKUs. Within its many product categories, Party City offers a wide variety of patterns, colors and styles. The Company has been expanding the range of items which it offers in order to create consumer loyalty and generate repeat business by striving to maintain a new and exciting product selection. Further, the Company believes that its broad selection of merchandise and relatively low price points often stimulates consumers to purchase additional party supplies on impulse.

     Establish Convenient Store Locations. While the Company believes that its stores typically are destination shopping locations, it seeks to maximize customer traffic and quickly build the visibility of new stores by situating its stores in high traffic areas. Site selection criteria include: population density; demographics; traffic counts; complementary retailers; storefront visibility and presence (either in a stand-alone building or in a strip or power shopping center); competition; lease rates; and accessible parking. The Company believes there is an extensive number of suitable locations available for future stores.

     Maintain Everyday Low Pricing. The Company, using the buying power of its more than 200 Company-owned and franchise Super Stores, obtains volume discounts from its vendors on most products, allowing the Super Stores to offer a broad line of high quality merchandise at competitive prices. The Company reinforces customers' expectations of savings by prominently displaying signs announcing its everyday low prices. The Company also maintains a lowest price guaranty policy, to which it suggests its franchisees adhere; this policy guarantees that Party City will meet and discount the advertised prices of a competitor's products. The Company believes that this policy has helped foster the Company's image of offering consumers exceptional value for their money.

     Provide Excellent Customer Service. The Company views the quality of its customers' shopping experience as critical to its continued success. The Company is committed to making shopping in its Super Stores an enjoyable experience through the employment of friendly, knowledgeable and energetic sales associates who provide customers with personalized shopping assistance. At Halloween, an important selling season for the Company, each store increases significantly the number of sales associates in the store to ensure prompt service. Sales associates assist customers in selecting or finding a certain item, which provides the sales associates with a cross-selling opportunity to suggest accessories or other complementary products. The

Company believes that the compensation of its store managers and other personnel is competitive and enables the Company to attract and retain well-qualified, motivated employees who are committed to providing excellent customer service.

     Utilize Sophisticated Merchandising Systems. The Company believes that the daily use of its customized MIS system enables the Company to quickly analyze the performance of Company-owned and franchise stores in order to allow it to more rapidly react to changing consumer preferences. The MIS system is a critical element in management's efforts to evaluate the sales performance of individual stores and to assist in analyzing and deciding upon the proper mix of merchandise. In addition, the MIS system is essential in assisting the individual store managers in constantly replenishing their shelves, which is consistent with the Company's goal of having shelves fully stocked in order to make the stores more exciting to consumers and to take advantage of sales opportunities. The Company continually evaluates and updates its systems.

     Capitalize on Direct Marketing and Advertising. The Company believes that its advertising and marketing strategy allows it to open stores in any area of the country without the need to cluster stores. Direct mailings to potential customers are the principal form of advertising. The Company accomplishes this by soliciting zip code information from customers at the time of their purchases. This information is input into the MIS system and is used to determine the geographical area where the most likely potential customers live. With this information, in conjunction with major seasonal events, each store effects approximately 10 to 12 direct mailings per year to residents in those targeted areas.

     Investment in Infrastructure to Support Growth. As the Company has increased its base of Company-owned Super Stores, it has made additions to its management team. During 1996, the Company added a chief operating officer as well as key people in the Company's MIS, real estate, merchandising, administrative support and construction departments. The Company believes it will not require significant additions to its management team to realize its expansion plans for Company-owned stores.

EXPANSION PLANS

     The Company's expansion strategy is to increase its market share in existing markets and to penetrate new markets with a goal of maintaining a leading position as a category-dominant retailer of party supplies merchandise. Over the next few years, the Company intends to continue to devote greater resources to the opening of Company-owned stores and therefore believes that for the next several years its revenue growth increasingly will be derived from the opening of Company-owned, rather than franchise Super Stores. The Company is experienced in overseeing a large number of stores which are geographically disbursed. The Company believes that there is an extensive number of suitable locations available for future sites. As of February 28, 1997, the Company had opened two Company-owned stores and acquired six franchise stores in 1997. In 1996, the Company opened 20 Company-owned stores and its franchisees opened an additional 32 stores. During 1995, the Company owned nine Company-owned stores and its franchisees opened an additional 35 stores. Based on its current planning and market information, the Company plans to open approximately 43 to 48 additional Company-owned stores in 1997, and believes that new and existing franchisees will open approximately 20 stores. The Company has signed leases for 23 of its planned Company-owned locations to be opened in 1997, and one of its planned Company-owned locations to be opened in 1998, which are detailed below.

                      COMPANY-OWNED STORES OPENED IN 1997
                  -------------------------------------------

                                   LOCATIONS                             SQUARE FOOTAGE
        ---------------------------------------------------------------  --------------
        Encinitas, CA..................................................       8,658
        Lighthouse Point, FL...........................................       8,000

                   COMPANY-OWNED STORES TO BE OPENED IN 1997

                               SIGNED LOCATIONS                          SQUARE FOOTAGE
        ---------------------------------------------------------------  --------------
        Atlantic City, NJ..............................................      12,000
        Bronx, NY......................................................      10,000
        Bronx (Co-Op City), NY.........................................       7,500
        Brooklyn (Nostrand), NY........................................      10,000
        Centereach, NY.................................................      15,000
        Cincinnati (Waterstone), OH....................................      10,000
        Las Vegas (Rainbow), NV........................................      10,500
        Lauderhill, FL.................................................      12,700
        Livonia, MI....................................................      14,400
        Madison, WI....................................................      12,316
        National City, CA..............................................       7,500
        New Hyde Park, NY..............................................      10,000
        Olivette, MO...................................................      14,204
        Pasadena, CA...................................................      11,200
        Rochester Hills, MI............................................      10,200
        Roseville, CA..................................................      11,314
        St. Louis (Mirr Mead), MO......................................      10,400
        St. Louis (Sun Hills), MO......................................      12,000
        South Miami, FL................................................       9,704
        Stamford, CT...................................................      10,000
        Tustin, CA.....................................................       9,729
        West Paterson, NJ..............................................      11,800
        Woodbury, NY...................................................      10,000

                   COMPANY-OWNED STORES TO BE OPENED IN 1998

                               SIGNED LOCATIONS                          SQUARE FOOTAGE
        ---------------------------------------------------------------  --------------
        Baldwin Park, CA...............................................      10,147

     In addition to opening new Company-owned stores, the Company may purchase selected existing franchised locations from its franchisees. (See "Prospectus Summary -- Recent Events" and "Certain Transactions.") As of February 28, 1997, the Company had purchased the following six stores from its franchisees in 1997:

                FRANCHISE STORES ACQUIRED BY THE COMPANY IN 1997

                                   LOCATIONS                             SQUARE FOOTAGE
        ---------------------------------------------------------------  --------------
        Livingston, NJ.................................................       8,426
        Randolph, NJ...................................................       7,479
        East Brunswick, NJ.............................................       7,700
        Wayne, NJ......................................................       9,500
        North Iselin, NJ...............................................       8,700
        Parsippany, NJ.................................................      11,400

     The Company anticipates that approximately 20 new franchise Super Stores will be opened in 1997. As of February 28, 1997, one new franchise store was opened in Texas and nine leases for new stores had been signed by franchisees in California, Florida, Texas, Oregon, North Carolina and Canada.

STORE ECONOMICS

     The Company believes that the Party City Super Store concept offers attractive unit economics and is conducive to the Company's planned expansion of its store base. The Company's 16 Company-owned stores that were in operation for all of 1996 generated average sales revenue of $1,662,000 and an average store contribution of $200,000, or 12% of net sales. The stores included in such average are comprised of seven and nine stores opened in 1994 and 1995, respectively. No assurance can be given that in the future average sales revenue and profit contribution per store will not vary from historical results.

     The Company expects that the average cost for new Company-owned stores will continue to be approximately $375,000 for a typical 10,000 to 12,000 square feet leased store. The Company's cost of leasehold improvements in its present stores has ranged from $0 to $250,000, with an average cost of $52,000. The average cost of the investment in equipment and fixtures in Company-owned stores has been $163,000. Pre-opening costs, which are expensed as incurred, have averaged $35,000 per Company-owned store. These pre-opening expenses primarily consist of labor, supplies, and occupancy charges. Each new store spends approximately $125,000 for inventory, net of accounts payable.

STORE LOCATIONS

     As of February 28, 1997, there were 203 Party City Discount Super Stores open in the United States, Canada, Puerto Rico, and Spain. Of these, 44 were Company-owned and 159 were operated by the Company's independent franchisees.

     Since the opening of its first franchise store, the Company has grown rapidly. The following table shows the growth in the Company's network of stores during the last six years.

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                          1991   1992   1993   1994   1995   1996
                                                          ----   ----   ----   ----   ----   ----
    Company-owned:
      Number of stores opened during period.............   --     --     --      7      9     20
      Number of stores closed during period.............   --     --     --      0      0      0
      Number of stores open at end of period............   --     --     --      7     16     36
    Franchise:
      Number of stores opened during period.............    5     16     26     42     35     32
      Number of stores closed during period.............    0      0      0      1      2      0
      Number of stores open at end of period............   16     32     58     99    132    164
                                                           --     --     --
                                                                               ---    ---    ---
    Total stores open at end of period..................   16     32     58    106    148    200

     The Company typically seeks sites for new Super Stores that are stand-alone buildings or which are located in a strip or power shopping center near high traffic routes. The Company seeks to lease sites rather than own the real estate. Often the site may be a shopping center under construction or renovation and may be available for occupancy typically in a period ranging from three months to one year. The Company visits numerous sites throughout the year in the United States and in several foreign countries. The Company's site selection criteria include, but are not limited to: population density and/or demographics; traffic count; complementary retailers; store-front visibility and presence; competition; lease rates; and accessible parking. In addition, the Company carefully considers the presence of existing, and the potential for future, competition in the market when selecting a site. The Company believes there is an extensive number of suitable locations available for future sites.

MERCHANDISING

     SUPER STORE LAYOUT. Party City Super Stores are designed to give the shopper a feeling of excitement and create a festive atmosphere. The Company's goal is for the customer to be pleasantly surprised by his or her shopping experience. The Company's strategy to achieve this goal is to maintain an in-stock position of the widest selection of party supplies; this helps ensure that the Company will reduce the possibility of missed sale opportunities.

     Party City Super Stores range in size from 6,750 to 13,320 square feet with a typical store size between 10,000 and 12,000 square feet. A typical store stocks over 20,000 SKUs on its shelves. The stores are divided into various sections of different categories of party supplies, displayed to emphasize the everyday low prices and breadth of merchandise available. The floor plan is designed to impress the customer with the breadth of selection in each product category.

     PRODUCT CATEGORIES. The typical Party City Super Store offers a broad selection of merchandise consisting of over 20,000 SKUs divided into the following categories:

     Halloween. An important merchandising concept for Party City Super Stores is to provide an extensive selection of costumes for Halloween through its "Halloween Costume Warehouse" department. The stores also carry a broad array of decorations and accessories for the Halloween season. The Halloween merchandise is prominently displayed to provide an exciting and fun shopping experience for customers. The Company, because of the buying power of the Party City system, is often able to obtain supplies of some of the most sought after Halloween-related merchandise. The stores display Halloween-related merchandise throughout the year to position the Company as the customer's Halloween shopping resource. The Company believes that the importance of Halloween, among both young children and adults, is growing significantly.

     Seasonal. Customer purchases made for seasonal holiday events compose a significant part of Party City's business. The seasonal category includes products which are carried for the Super Bowl, Valentine's Day, St. Patrick's Day, Passover, Easter, First Communion, graduation, the Fourth of July, Christmas, Hanukkah and New Year's Eve. Some of the major items within this category are tableware, decorations, cutouts, lights and balloons tailored to the particular event.

     Birthdays. The birthday product category includes a wide assortment of merchandise to fulfill customer needs for celebrating birthdays, including special ones such as "first," "sweet sixteen" and other milestone birthdays such as 40th and 50th birthdays. Some of the products in this category include invitations, thank you cards, tableware, hats, horns, banners, cascades, balloons, novelty gifts, pinatas and candles.

     Party Favors. The Company maintains a party favors department which includes a broad selection of packaged and bulk favors appealing to different age groups. The assortment includes different product lines varying in price points designed to offer customers a variety of purchasing options.

     Candy. The candy product category includes novelty and packaged candy sold to enhance children's parties or to be used as pinata fillers. Candy is sold both in individual units and in bulk packaging for customers' convenience.

     Balloons. The Company maintains a balloon department which carries a vast selection of basic and decorative latex balloons in many sizes, qualities, colors and package sizes. The mylar balloon department consists of numerous sizes, shapes and designs relating to birthday, seasonal, anniversary and other themes.

     Baby Shower. The Company maintains a baby shower department, which includes tableware, decorations, balloons, favors, centerpieces and garlands.

     Bridal/Wedding/Anniversary. This product category includes personalized invitations, tableware, balloons, favors, place setting cards, confetti, honeycomb bells and personalized ribbons. Personalized invitation books, which contain numerous samples of customizable event invitations, are carried from the leading invitation stationers at discounted prices.

     Catering Supplies. Party City stores offer a broad selection of catering supplies that consists of trays, platters, foil, bowls, warming racks and fuel.

     Gift Wrap. This product category includes wide assortments of gift bags, bows, tissue paper, ribbons (both solid and printed), glossy printed bags, solid gift wrap, printed gift wrap and foil gift wrap.

     Greeting Cards. This product category includes greeting cards from a quality national card vendor at everyday low prices.

     General. The Company carries a wide range of other products, including decorative tableware, solid tableware, plastic and paper table covers, cutlery, crepe paper, cups and tumblers. Party City stores carry private label items, as well as its typical branded merchandise.

     PRODUCT SELECTION, PURCHASING AND SUPPLIERS. The Company's management continuously reviews new and existing product selections to provide the widest and most current assortment of party supplies. In pursuit of this goal, management attends various industry trade shows including the National Annual Halloween Trade Show in Rosemont, Illinois and the Toy Fair in New York. In an effort to keep abreast of new and popular merchandise, management views presentations given specifically for the Company by its major vendors. The Company utilizes its inventory tracking system to give the purchasing staff constant feedback on customers' preferences.

     Each Super Store typically purchases inventory from approximately 300 suppliers. The Company does not have long-term purchase commitments or exclusive contracts with any particular manufacturer or supplier. The Company considers numerous factors in supplier selection, including price, credit terms, product offerings and quality. The Company negotiates pricing with suppliers on behalf of all stores in the system (both Company-owned and franchise) and believes that such buying power enables it to not only receive the most favorable pricing terms, but as importantly, to more readily obtain high demand merchandise, especially popular Halloween costumes. As the Company continues to add new stores, the Company believes it will increase the volume of its inventory purchases and thereby may benefit further from increased discounts and more favorable trade credit terms from its suppliers.

     In order to maintain consistency throughout its store system, the Company has established an approved list of items that are permitted to be sold in Super Stores. Pursuant to the terms of the Company's franchise agreements, franchise stores must adhere to these guidelines. The Company establishes a standard store merchandise layout and presentation format to be followed by Company-owned and franchise Super Stores. Any layout or format changes developed by the Company are communicated to the managers of Super Stores on a periodic basis.

     All of the merchandise purchased by Super Stores is shipped directly from suppliers to the stores. The purchasing decisions and inventory control are facilitated by the use of sophisticated point-of-sale inventory control technology. Almost all merchandise is bar coded either by the supplier prior to delivery or at the time of receipt at the store. Consistent with the Party City Super Store concept, almost all inventory is displayed on the shelves with little or no space used for stocking. Excess merchandise is stored above the gondola fixtures on the store sales floor.

STORE OPERATIONS

     Each Super Store is typically managed by a general manager and two assistant managers who are responsible for all aspects of the store's day-to-day operations, including employee hiring and training, work scheduling, inventory control, expense control, maintenance activities and communications with central office staff. The sales and stocking staff ranges from three to eight people, except during certain holiday selling seasons when additional store employees are used. The Company seeks to pay its store managers at the top end of the competitive pay scale in order to hire and retain experienced and dedicated managers. In addition, the Company has instituted its Amended and Restated 1994 Stock Option Plan pursuant to which managers of Company-owned stores are eligible for stock option awards.

     MANAGEMENT INFORMATION SYSTEMS. The MIS system is a vital tool for increasing the efficiency of store operations. The Company believes that its management information system is an important factor in allowing the Company to support its rapid growth and enhance its competitive position in the industry. Through the MIS system, store managers are able to quickly evaluate the sales performance of their stores and of individual items in their stores, while also replenishing stock shelves in a timely fashion. Typically, merchandise is received already bar coded, enabling managers to control inventory and pricing by SKU, to manage assortment within a category, and to analyze gross margins and inventory turnover.

     Each Super Store uploads transaction information into the Company's corporate headquarters' MIS system on a daily basis. The headquarters' system has all of the functionality of the individual store's system and can consolidate information into multiple store groupings. All file information (i.e., vendor, item price, etc.) is maintained and downloaded nightly to each store location. The Company's MIS system allows it to monitor daily sales and gross profit across its entire store base.

     TRAINING. In Company-owned stores, corporate store managers are trained for a minimum of two weeks prior to the opening of a store. During the store set-up, a manager receives additional training from the Company's store set-up team. During the first few days after the initial opening of a store, corporate headquarters' personnel spend concentrated time in the store overseeing the operations.

     In franchise locations, all franchisees go through an intense training program consisting of one week in the classroom and one week in the store to learn the fundamentals of the store's operation. During the set up of their store, the franchisee receives additional training from the team leader of the set-up crew that is dispatched by the Company to assist the franchisee with the store opening. Shortly after a store opens, a representative from the Company visits the franchise and spends several days assisting with the day-to-day operations of running the store. To ensure efficient operations and that the systems, policies and processes are being followed, subsequent visits are scheduled on a regular basis to review what was covered during the initial training.

CUSTOMER SERVICE

     Customer service and shopping convenience are integral components of Party City's one-stop shopping concept. The Company views the quality of its customers' shopping experience as critical to its continued success. To this end, the Company employs friendly, knowledgeable and energetic sales associates who provide customers with personalized shopping assistance. For example, at Halloween, an important selling season for the Company, each store increases significantly the number of sales associates in the store. These employees will assist customers in selecting a costume, which provides the sales associates with a cross-selling opportunity to suggest various accessories and other complementary products. Also, at Halloween the associates utilize two-way radios, which the Company believes help stock personnel to quickly fill requested items, thus expediting sales and reducing lost business caused by slow service.

     The Company believes that the compensation of its store managers and other personnel is highly competitive and enables the Company to attract and retain well-qualified, highly motivated employees who are committed to providing excellent customer service.

MARKETING AND ADVERTISING

     For each Company-owned store, the Company budgets approximately five percent of annual sales for advertising. Under the Company's current franchise agreement, each franchisee is required to allocate a minimum of $5,500 to promote the store's grand opening and the lesser of 3.0% of net sales or $60,000 per year for local advertising and promotions. To promote the Party City Super Store concept on a larger scale and to produce professional quality advertising for system use, franchisees must also pay an additional one percent of gross sales per year to a Party City group advertising fund.

     Direct mailings to potential customers are the principal form of advertising. The Company believes that direct mail advertising has enabled the Company and its franchisees to successfully open stores in any location without the need to cluster stores. The overall success the Company and its franchisees have experienced with direct mailings can be attributed to targeting potential customers in the areas surrounding stores. The Company accomplishes this by soliciting zip code information from customers at the time of their purchases. This information is entered into the MIS system and used to determine the geographical area where the most likely potential customers live. With this information, in conjunction with major seasonal events, each store effects approximately ten to twelve direct mailings per year to residents in those targeted areas.

COMPANY-OWNED STORES

     The Company believes that an increasing amount of the growth in its operations in the future will continue to come from Company-owned Super Stores. At February 28, 1997 there were 44 Company-owned Party City Super Stores, including two Super Stores opened in 1997 and six franchised Super Stores purchased by the Company in February 1997. The Company plans to open approximately 43 to 48 additional stores in 1997 and approximately 70 to 75 stores in 1998. The table below lists certain information with respect to Company-owned Super Stores open as of February 28, 1997.

                                                                       DATE OPENED    SQUARE
                                LOCATIONS                              OR ACQUIRED    FOOTAGE
    -----------------------------------------------------------------  ------------   -------
    Orlando (East), FL...............................................    01/29/94       9,760
    Norristown, PA...................................................    08/03/94       9,975
    Chicago (Ford City), IL..........................................    09/22/94      12,000
    Middletown, NY...................................................    09/27/94       9,000
    Orlando (West), FL...............................................    09/28/94      10,000
    Hamden, CT.......................................................    09/30/94      12,100
    Chula Vista, CA..................................................    10/03/94       8,260
    Parma Heights, OH................................................    04/21/95       7,782
    Roseville, MI....................................................    07/29/95      12,000
    Miami (Kendall), FL..............................................    09/06/95      10,125
    Greenbelt, MD....................................................    09/14/95       8,500
    Long Island City, NY.............................................    09/16/95       6,750
    Pico Sepulveda, CA...............................................    09/28/95      13,169
    Dearborn, MI.....................................................    09/29/95       7,560
    Royal Oak, MI....................................................    10/06/95      11,926
    Lathrup Village, MI..............................................    10/06/95       6,960
    Miami Gardens, FL................................................    05/19/96       9,000
    Lansing, IL......................................................    06/29/96      13,200
    Lawrence, NY.....................................................    06/29/96      10,000
    Anaheim, CA......................................................    06/29/96       9,400
    Towson, MD.......................................................    08/02/96      12,136
    Boca Raton, FL...................................................    08/10/96      10,680
    Alhambra, CA.....................................................    09/04/96      13,125
    Fresno, CA.......................................................    09/20/96      12,000
    Carle Place, NY..................................................    09/21/96      11,049
    Chicago Ridge, IL................................................    09/24/96      13,320
    LaHabra, CA......................................................    09/24/96       9,000
    El Cajon, CA.....................................................    09/25/96      10,000
    Hicksville, NY...................................................    09/28/96      10,147
    Del Ray Beach, FL................................................    09/29/96      11,550
    Las Vegas (Mission), NV..........................................    10/01/96      12,000
    Turnersville, NJ.................................................    10/03/96      10,080
    Sterling Heights, MI.............................................    10/04/96      11,508
    Milpitas, CA.....................................................    10/04/96       9,870
    Brooklyn, NY.....................................................    10/04/96       8,140
    Buffalo, NY......................................................    10/18/96      11,115
    Lighthouse Point, FL.............................................    01/31/97       8,000
    Encinitas, CA....................................................    02/03/97       8,658
    Livingston, NJ...................................................    02/28/97       8,426
    Randolph, NJ.....................................................    02/28/97       7,479
    East Brunswick, NJ...............................................    02/28/97       7,700
    Wayne, NJ........................................................    02/28/97       9,500
    North Iselin, NJ.................................................    02/28/97       8,700
    Parsippany, NJ...................................................    02/28/97      11,400

     None of the leases for the 44 stores listed above expires before 2003. As of February 28, 1997, the Company had signed leases for an additional 23 Company-owned locations to be opened during 1997 and one store to be opened during 1998.

FRANCHISE OPERATIONS

     Until opening its first Company-owned store in January 1994, the Company operated exclusively as a franchisor. As of February 28, 1997, the Company was the franchisor for 159 Super Stores throughout the United States, Puerto Rico, Canada and Spain. A Party City Super Store run by a franchisee utilizes the Company's format, design specifications, methods, standards, operating procedures, systems and trademarks.

     The Company's 159 franchise stores are located in the following states and foreign countries:

                                      NUMBER
                                        OF
               STATE                  STORES
------------------------------------  ------
Alabama.............................     3
Arizona.............................     4
Arkansas............................     1
California..........................     9
Colorado............................     1
Connecticut.........................     4
Delaware............................     1
Florida.............................    11
Georgia.............................     9
Hawaii..............................     1
Illinois............................     6
Kansas..............................     2
Louisiana...........................     4
Maryland............................     4
Mississippi.........................     1

                                      NUMBER
                                        OF
               STATE                  STORES
------------------------------------  ------
Missouri............................     1
New Jersey..........................    16
New Mexico..........................     2
New York............................    12
North Carolina......................     8
Ohio................................     3
Oregon..............................     2
Pennsylvania........................     9
South Carolina......................     2
Tennessee...........................     7
Texas...............................    19
Virginia............................     8
Canada..............................     3
Puerto Rico.........................     4
Spain...............................     2

     The following table summarizes the Company's franchise operations history through December 31, 1996:

                                                              YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------
                                               1991     1992     1993      1994      1995      1996
                                               -----    -----    -----    ------    ------    ------
Number of stores open at end of period.......     16       32       58        99       132       164
Total sales of franchise stores ($
  millions)..................................  $14.8    $28.1    $56.9    $109.0    $166.7    $230.6

     The Company receives revenue from its franchisees, including an initial one-time fee (currently at $35,000) and an ongoing royalty fee (currently 4.0% of net sales for new franchisees, payable monthly). In addition, each franchisee has a mandated advertising budget, which consists of a minimum of $5,500 to promote the initial store opening and thereafter the lesser of 3.0% of net sales or $60,000 per year for local advertising and promotions. Further, the franchisee must pay an additional 1.0% of net sales to a Party City group advertising fund to cover common advertising materials related to the Party City Super Store concept. The Company does not offer financing for a franchisee's initial investment. Franchise start-up expenses include the franchise fee, rent, leasehold improvements, equipment and furniture, initial inventory, opening promotion, signs, other deposits, insurance, training expenses and professional fees.

     Current franchise agreements provide for an assigned area or territory that typically equals a three-mile radius from the franchisee's store location and the right to use the Party City logo type and trademark "The Discount Party Super Store." In most stores, the franchisee or the majority shareholder of a corporate franchisee devotes full time to the management, operation and on-premises supervision of the franchise.

     Pursuant to the franchise agreement entered into with franchisees, all site locations must be approved by the Company, which approval is based primarily on demographic studies and proximity to heavily traveled highways or interchanges. As franchisor, Party City also supplies valuable and proprietary information pertaining to the operation of the Party City Super Store business, as well as advice regarding location, improvements and promotion. The Company also supplies consultation in the areas of purchasing, inventory control, pricing, marketing, merchandising, hiring, training, improvements and new developments in the franchisee's business and general business operations, as well as the provision of assistance in opening and initially promoting the store.

     As of February 28, 1997 the Company had eight territory agreements with certain franchisees. These agreements permit the holder of the territory rights to open a minimum of two and in some cases three or more stores within a stated time period. If stores are not opened pursuant to the schedule, the territory agreement may be terminated. The following areas are governed by territory agreements: North Carolina; Louisiana/Alabama; Phoenix, AZ and Santa Fe/Albuquerque, NM; Atlanta, GA; Dallas, TX; Canada; Spain and Puerto Rico.

COMPETITION

     The party supplies retailing business is highly competitive. Party City Super Stores compete with a variety of smaller and larger retailers, including single owner-operated party supplies stores, specialty party supplies retailers (including superstores), designated departments in drug stores, general mass merchandisers, supermarkets and department stores of local, regional and national chains. Many of these competitors have substantially greater financial resources than the Company.

     Management believes that Party City Super Stores maintain a leading position in the party supplies business by offering a wider breadth of merchandise, greater selection within merchandise class and discount prices offered on most items in the stores. The Company believes that the significant buying power resulting from the size of the Party City Super Store System is an integral advantage.

PROPERTIES

     As of February 28, 1997, the Company leased 44 stores and had signed leases for 24 additional stores in the locations mentioned earlier in this Prospectus. The Company maintains its headquarters at 400 Commons Way, Rockaway, New Jersey 07866. The Company occupies approximately 10,610 square feet of office space for its headquarters under a lease expiring in 2005.

TRADEMARKS

     The Company has registered a number of trademarks and service marks with the United States Patent and Trademark Office, including the names Party City,(R) The Discount Party Super Store(R) and Halloween Costume Warehouse.(R)

GOVERNMENT REGULATION

     As a franchisor, the Company must comply with regulations adopted by the Federal Trade Commission (the "FTC") and with several state laws that regulate the offer and sale of franchises. The Company also must comply with a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. The FTC's Trade Regulation Rule on Franchising (the "FTC Rule") requires that the Company furnish prospective franchisees with a franchise offering circular containing information prescribed by the FTC Rule. State laws that regulate the offer and sale of franchises require the Company to register before the offer and sale of a franchise can be made in that state.

     State laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states. Those laws regulate the franchise relationship, for example, by requiring the franchisor to deal with its franchisees in good faith, by prohibiting interference with the right of free association among franchisees and by regulating discrimination among franchisees with regard to charges, royalties or fees. Those laws also restrict a franchisor's rights with regard to the termination of a franchise agreement (for example, by requiring "good cause" to exist as a basis for the termination) by requiring the franchisor to give advance notice to the franchisee of the termination and give the franchisee an opportunity to cure any default, and by requiring the franchisor to repurchase the franchisee's inventory or provide other compensation. To date, those laws have not precluded the Company from seeking franchisees in any given area and have not had a material adverse effect on the Company's operations.

     Each Party City Super Store must comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent, the opening of a new store.

     Party City stores must comply with federal and state environmental regulations, but the cost of complying with those regulations has not been material. More stringent and varied requirements of local governmental bodies with respect to zoning, land use, and environmental factors can delay, and sometimes prevent, development of new stores in particular locations.

     The Company and its franchisees must comply with the Fair Labor Standards Act and various state laws governing various matters such as minimum wages, overtime and other working conditions. The Company and its franchisees also must comply with the provisions of the Americans with Disabilities Act, which require that employers provide reasonable accommodation for employees with disabilities and that stores be accessible to customers with disabilities.

EMPLOYEES

     As of February 28, 1997, the Company employed 312 full-time and 503 part-time employees. The Company considers its relationships with its employees to be good. None of the Company's employees is covered by a collective bargaining agreement.

LEGAL PROCEEDINGS

     The Company is from time to time involved in routine litigation incidental to the conduct of its business. As of the date of this Prospectus, the Company is aware of no material existing or threatened litigation to which it is or may be a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and Directors of the Company are as follows:

          NAME             AGE                         POSITION
-------------------------  ---   -----------------------------------------------------
Steven Mandell...........  52    Chairman of the Board and President
                                 Vice President, Chief Financial Officer and a
David Lauber.............  41    Director
Valerie Szymaniak........  41    Vice President of Real Estate
Gordon Keil..............  48    Chief Operating Officer
Richard Yockelson........  47    Vice President of Human Resources
Jules Cohn...............  50    Vice President of Management Information Systems
David M. Hendler.........  42    Vice President of Store Operations
John Oberdorf............  50    Director
Ray Hemmig...............  47    Director
Duayne Weinger...........  47    Director

     STEVEN MANDELL is the Chairman of the Board and President of the Company, positions he has held since the Company's inception in 1990. Prior to the Company's purchase of all franchised Super Stores owned by Mr. Mandell in February 1997, Mr. Mandell was an owner and the President of Les Fetes, Inc., Party Town USA, Inc., Party City of Parsippany, Inc. and Party City of Wayne, Inc., which operate Party City Super Stores ("Affiliate Stores"). See "Certain Transactions." From January 1972 through May 1986, Mr. Mandell was the President of The Marketing Group, an independent sales representative firm, selling, among other products, party supplies to mass merchandisers. From 1986 to 1990, he founded and originated the Party City concept with his ownership and management of the Affiliate Stores.

     DAVID LAUBER has been Vice President and Chief Financial Officer of the Company since October 1994 and a Director of the Company since February 1997. He was Executive Vice President and Chief Financial Officer of Mother's Stores, Inc., a 170-store maternity and children's clothing retail chain, from April 1992 until that company's acquisition in October 1993. He worked on a consulting basis for Mother's Stores, Inc. from October 1993 until May 1994. After the acquisition, in January 1994, Mother's Stores, Inc. filed a voluntary petition for bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. From January 1987 to April 1992, he was employed by The Limited, Inc., a clothing retailer, in various positions and ultimately as Controller of the 940-store Lerner New York division. Mr. Lauber is a certified public accountant.

     VALERIE SZYMANIAK has been Vice President of Real Estate of the Company since October 1995. From June 1993 until October 1995, she served as the Director of Franchise Development & Real Estate of the Company. From October 1992 to June 1993, she was an independent leasing agent for Majestic Realty, Inc., a California-based real estate developer. From May 1990 to June 1992, she was Vice President of Janss Corporation, a California-based real estate developer, where she was responsible for the leasing and management of a real estate portfolio. From December 1986 to April 1990, she was Regional Director of Leasing of Schurgin Development Company, a California-based real estate developer.

     GORDON KEIL has been the Chief Operating Officer of the Company since June 1996. From 1987 until June 1996, Mr. Keil served as founder and president of Gordon's Stores, a deep discount drug superstore chain. From 1982 to 1987, Mr. Keil was Director of Non-Foods Buying at the Pathmark Division of Supermarkets General Corporation.

     RICHARD YOCKELSON has been Vice President of Human Resources since joining the Company in July 1994. From 1991 to July 1994, he was Director of Human Resources of NBO Stores, Inc., a clothing retailer. In January 1995, NBO Stores filed a voluntary petition for bankruptcy proceedings under Chapter 11 of the

United States Bankruptcy Code. From 1988 to 1991, he was Director of Human Resources of Workbench Furniture, Inc., a furniture retailer.

     JULES COHN has been the Vice President of Management Information Systems since August 1996. From 1992 until August 1996 he was Director of MIS for Barneys New York, a clothing retailer. In January 1996, Barneys New York filed a voluntary petition for bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. From October 1989 to January 1992, Mr. Cohn was Director of Systems and Programs for Saks Fifth Avenue, a clothing retailer.

     DAVID M. HENDLER has been Vice President of Store Operations since October 1996. From June 1995 to October 1996, Mr. Hendler served as President of Hendler Associates, a management consulting firm. From July 1988 to May 1995, Mr. Hendler served as Senior Vice-President of Stores and Operations of Sportmart, Inc., a sporting goods retailer.

     JOHN OBERDORF has been a Director of the Company since April 1994. Since 1990, he has been a member of the law firm of St. John & Wayne, L.L.C., legal counsel to the Company.

     RAY HEMMIG has been a Director of the Company since May 1996. Since 1988, Mr. Hemmig has served as Chairman of the Board, and from September 1988 to October 1994, served as Chief Executive Officer of ACE Cash Express, Inc., a publicly held chain of retail financing services stores. Mr. Hemmig serves as a director of the National Association of Check Cashers of America and has served as President of the Texas Association of Check Cashers, Inc. since its inception in November 1991, and as a member of the American Express MoneyGram Agent Advisory Board since February 1991. Since December 1995, Mr. Hemmig has served as the Chairman of the Board and Chief Executive Officer of Retail and Restaurant Growth Capital, a licensed Small Business Investment Corporation and a provider of financing to emerging retail and restaurant companies. From 1990 until May 1994, Mr. Hemmig also served as a director of On The Border Cafes, Inc., a restaurant chain.

     DUAYNE WEINGER has been a Director of the Company since May 1996. Mr. Weinger helped start Jenny Craig Weight Loss Center in 1983. By 1994 he owned 50 Jenny Craig franchises which have since been sold. Mr. Weinger currently operates three Party City franchise stores. See "Certain Transactions."

     The Board of Directors met four times in 1996. On January 10, 1996, the Board of Directors established a Compensation Committee and an Audit Committee. The Compensation Committee, which is presently composed of Mr. Oberdorf, Mr. Hemmig and Mr. Weinger, is responsible for establishing salaries, bonuses and other compensation for the Company's executive officers. The Compensation Committee met two times in 1996. The Audit Committee, which is presently composed of Mr. Oberdorf, Mr. Hemmig and Mr. Weinger, is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement and establishing and monitoring the Company's financial policies and control procedures. The Audit Committee met two times in 1996. All Directors attended each of the meetings of the Board of Directors in 1996 and all members of the Compensation Committee and the Audit Committee attended each of their respective meetings in 1996.

     Directors who are employees of the Company are not compensated separately for their service as Directors. Each non-employee Director receives $2,000 per director's meeting and $500 per committee meeting. All Directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board and committees thereof.

     All Directors are elected at each annual meeting of shareholders and hold office until the election and qualification of their successors at the next annual meeting of shareholders.

     All executive officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors, although the employment of Messrs. Lauber and Mandell by the Company is subject to the provisions of their respective employment agreements. See "-- Employment Agreements and Termination of Employment."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     John J. Oberdorf, a Director of the Company and a member of the Company's Compensation Committee, is a member of the law firm of St. John & Wayne, L.L.C., general counsel to the Company. During 1996, St. John & Wayne, L.L.C. represented the Company as general counsel and in connection with the Company's initial public offering.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid by the Company for services rendered in all capacities to the Company during 1996 and 1995 to the chief executive officer and other executive officers (the "named executive officers") of the Company whose total annual compensation for 1996 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM COMPENSATION
                                                                         AWARDS
                                                ANNUAL           ----------------------
                                            COMPENSATION(1)            SECURITIES
                                          -------------------       UNDERLYING STOCK        ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS            OPTIONS            COMPENSATION
--------------------------------  ----    --------    -------    ----------------------    ------------
Steven Mandell
  Chairman of the Board and
     President..................  1996    $195,000    $     0                --                    --
                                  1995     175,000          0
Perry Kaplan(2)
  Executive Vice President......  1996     195,000          0                --                    --
                                  1995     175,000          0
David Lauber
  Vice President, Chief
     Financial Officer and a
     Director...................  1996     223,044     50,000             6,000                    --
                                  1995     189,230     15,000                --
Lawrence Fine(3)
  Senior Vice President of
     Merchandising..............  1996     204,615          0             6,000              $129,883(3)(4)
                                  1995      19,231          0            50,000(4)                 --
Valerie Szymaniak
  Vice President of Real
     Estate.....................  1996     164,500          0             6,000                    --
                                  1995      99,384     61,000                --                    --
Richard Yockelson
  Vice President of Human
     Resources..................  1996     110,999          0             9,000                    --
                                  1995     103,173          0             5,000                    --

---------------
(1) No named executive officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of such individual's salary plus annual bonus.

(2) Mr. Kaplan retired from his position as Executive Vice President of the Company on December 31, 1996 and resigned as a Director of the Company in February 1997.

(3) Mr. Fine resigned from the Company in 1996. All Other Compensation of $129,883 is attributable to a disqualifying disposition of shares underlying an incentive stock option granted under the Company's Amended and Restated 1994 Stock Option Plan.

(4) Mr. Fine exercised the option to the extent vested at the time of his resignation to acquire and simultaneously sell 16,667 shares of Common Stock. The option for the remaining 33,333 shares terminated following Mr. Fine's resignation and such shares are available for grant under the Company's Amended and Restated 1994 Stock Option Plan.

STOCK OPTION PLANS

     The Company currently maintains the Amended and Restated 1994 Stock Option Plan (the "1994 Plan") pursuant to which options may be granted to employees for the purchase of Common Stock. The Company in the past has used, and will continue to use, stock options to attract and retain key employees in the belief that employee stock ownership and stock-related compensation devices encourage a community of interest between employees and stockholders.

     THE 1994 PLAN. The 1994 Plan permits the Company to grant incentive and non-qualified stock options to purchase an aggregate of 600,000 shares of the Company's Common Stock. The 1994 Plan is currently administered by Messrs. Hemmig and Weinger (the "Committee") each of whom are non-employee Directors. All named executive officers, other key employees, Directors (including members of the Committee) and consultants of the Company or any subsidiary of the Company are eligible for selection to participate in the 1994 Plan. Each option granted under the 1994 Plan shall have a term as selected by the Committee.

     No incentive or non-qualified stock option is exercisable more than thirty days (or such other period of time as is determined by the Committee) from the date of the optionee's termination of employment with the Company for any reason other than disability or death. If such termination of employment is due to disability of the employee, the optionee shall be entitled to exercise the option for a period of three months (or such other period of time not exceeding 12 months as is determined by the Committee) from the date of disability. If such termination of employment is due to the death of the employee, the optionee's estate or the beneficiaries thereof shall be entitled to exercise the option for a period of one year from the date of the optionee's death.

     Grants of incentive or non-qualified stock options to the named executive officers have been made at the fair market value of the Common Stock on the date of grant and the Company intends for such options to be performance-based options (in accordance with Internal Revenue Code rules and regulations).

     The 1994 Plan will remain in place after the Offering and options may be granted thereunder up to an aggregate of 600,000 shares. The 1994 Plan may be amended by the Board of Directors, although certain amendments would require stockholder approval. The 1994 Plan will terminate on September 4, 2000 unless earlier terminated by the Board of Directors.

                             OPTION GRANTS IN 1996

     The following table presents information regarding 1996 grants of options to purchase shares of the Company's Common Stock for each of the named executive officers:

                                                 INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                 -------------------------------------------------          VALUE AT
                                               PERCENT OF                                ASSUMED ANNUAL
                                 NUMBER OF       TOTAL                                RATES OF STOCK PRICE
                                 SECURITIES     OPTIONS      EXERCISE                   APPRECIATION FOR
                                 UNDERLYING    GRANTED TO     PRICE                      OPTION TERM(2)
                                  OPTIONS     EMPLOYEES IN     PER      EXPIRATION   ----------------------
             NAME                 GRANTED     FISCAL YEAR    SHARE(1)      DATE        5%            10%
-------------------------------  ----------   ------------   --------   ----------   -------       --------
David Lauber...................     6,000          3.23%      $17.75       2006      $66,977       $169,734
Valerie Szymaniak..............     6,000          3.23%       17.75       2006       66,977        169,734
Lawrence Fine(3)...............     6,000          3.23%       17.75       2006       66,977        169,734
Richard Yockelson..............     5,000          2.69%       10.00       2006       31,445         79,687
Richard Yockelson..............     4,000          2.15%       17.75       2006       44,652        113,156

---------------
(1) The price represents the fair market value at the date of grant.

(2) The dollar amounts in these columns represent the potential realizable value of each option assuming that the market price of the Common Stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by regulation and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.

(3) Mr. Fine's stock options were terminated in accordance with their terms following his resignation in November 1996.

                             YEAR-END OPTION VALUES

     The following table presents information regarding options exercised in 1996 and the value of options outstanding at December 31, 1996 for each of the named executive officers:

                                         NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED IN-THE-
                                          UNEXERCISED OPTIONS AT FISCAL               MONEY OPTIONS
                                                    YEAR END                      AT FISCAL YEAR END(1)
                                         -------------------------------     -------------------------------
                 NAME                    EXERCISABLE       UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
---------------------------------------  -----------       -------------     -----------       -------------
David Lauber...........................     20,000             46,000         $ 290,000          $ 580,000
Valerie Szymaniak......................     10,000             26,000           145,000            290,000
Lawrence Fine..........................          0                  0                 0                  0
Richard Yockelson......................      1,666             12,334            22,491             80,009

---------------
(1) Value is based upon a fair market value of $17.00 per share at December 31, 1996.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT

     The Company entered into an employment agreement with Steven Mandell, President of the Company, dated August 3, 1992, as amended as of January 1, 1996 and on March 5, 1997 (the "Mandell Agreement"). The Mandell Agreement provides for Mr. Mandell to serve as the Company's President for a term which commenced on August 3, 1992 and which ends on December 31, 1998. The Mandell Agreement provides for an annual salary of $200,000 in 1996 and 1997, and $300,000 in 1998.

     The Company entered into an employment agreement with Perry Kaplan, the Company's Executive Vice President, dated August 3, 1992, as amended as of January 1, 1996 (the "Kaplan Agreement"). Mr. Kaplan retired on December 31, 1996 as the Company's Executive Vice-President. The Kaplan Agreement provided for an annual salary of $200,000 in 1996.

     The Company has entered into an employment agreement with David Lauber, dated June 12, 1995 (the "Lauber Agreement"). The Lauber Agreement provides for Mr. Lauber to serve as the Company's Vice President and Chief Financial Officer for three years with an option to be extended one year, provided that on or before 30 days prior to the then applicable termination date, both parties thereto enter into a written agreement to extend the term of the Lauber Agreement for a period of one year. The Lauber Agreement further provides for a minimum annual base salary of $210,000 for the period from June 2, 1995 to June 12, 1996; $235,500 for the period from June 12, 1996 to June 12, 1997; and
$260,000 for the period from June 12, 1997 to June 12, 1998. In addition to base salary, Mr. Lauber is eligible to receive an annual cash bonus, subject to certain Company and individual performance criteria devised by the Company, not to exceed $50,000 in calendar year 1995; $60,000 in calendar year 1996; $70,000 in calendar year 1997, and $75,000 in calendar year 1998, if his term is renewed, or $33,000 if his term is not renewed. Mr. Lauber also has been granted options, exercisable over a three-year period, to purchase a total of 60,000 shares of the Company's Common Stock. In the event Mr. Lauber is terminated without "cause" (as such term is defined in the Lauber Agreement) prior to September 11, 1997, he shall receive a severance payment, in addition to any base salary owed as of that date, equal to nine months of his salary at the date of such termination. In the event Mr. Lauber is terminated without "cause" on or after September 11, 1997, Mr. Lauber shall receive any salary that remains payable for the balance of the term of the Lauber Agreement.

                              CERTAIN TRANSACTIONS

     During 1996, Steven Mandell, the Chairman of the Board and President of the Company, and Perry Kaplan, then Executive Vice President and a Director of the Company, owned and operated a total of six Party City Super Stores as franchises. Mr. Mandell owns all of the outstanding shares of two corporations, Les Fetes, Inc. and Party Town USA, Inc., each of which operated a Party City Super Store during 1996, which was opened before the Company began its franchise operations. Les Fetes, Inc. and Party Town USA, Inc. did not pay a royalty to the Company on sales realized. The amount of such royalties that would have been paid was $67,441, $79,901, and $93,551 for the years ended 1994, 1995 and 1996, respectively assuming a 2.0% royalty rate on sales. Mr. Mandell is also the majority owner of two corporations, Party City of Wayne, Inc. and Party City of Parsippany, Inc., each of which operated a Party City Super Store during 1996. The two stores each paid a 3.0% royalty to the Company on sales, the rate for all franchises sold at the time of Mr. Mandell's acquisition of these franchises. Mr. Kaplan owns all of the outstanding shares of Perry's Party City, Inc. and Barbara's Party City, Inc., both franchises in the Party City Super Store system. These stores paid a 2.0% royalty on sales to the Company, the rate for all franchises sold at the time of Mr. Kaplan's acquisition of his initial franchise and the rate for certain franchises at the time of Mr. Kaplan's acquisition of his second franchise. Mr. Kaplan was neither an officer, director nor shareholder of the Company at the time he acquired his franchises. In 1995, a Super Store jointly owned by Messrs. Mandell and Kaplan was closed. All of the aforementioned seven stores were in existence prior to the opening of the first Company-owned store. The Company will not sell any new franchises to Mr. Mandell or Mr. Kaplan.

     On February 28, 1997, the Company purchased substantially all of the assets of each franchise store owned by Mr. Mandell and Mr. Kaplan. The approximate aggregate purchase price for the four stores owned by Mr. Mandell was $4,750,000 and the aggregate approximate purchase price for the two stores owned by Mr. Kaplan was $1,150,000, such purchase prices being subject to adjustment based on variations between the Company's estimates of inventory value and payable amounts at closing and actual amounts determined after a post-closing review. The Company believes the terms of the purchase, which were determined based on arm's-length negotiations between the parties, were fair to the Company. The Company received a fairness opinion from Tucker Anthony Incorporated that the consideration paid by the Company for the franchise stores was fair from a financial point of view to the stockholders of the Company, other than Messrs. Mandell and Kaplan.

     Certain of the stores owned by Mr. Mandell, his son and Mr. Kaplan made use of certain bookkeeping personnel of the Company for which they paid the Company approximately $70,500, $74,200 and $94,500 for the years ended December 31, 1994, 1995 and 1996, respectively.

     A portion of the space leased by the Company at its headquarters is warehouse space. During 1996, Mr. Mandell subleased this space, which approximates 2,080 square feet, at a pass-through rate of $1,603 per month.

     Messrs. Jason Craig and Steven Craig, sons of Mr. Sidney Craig, President of Craig Enterprises, Inc., each owns and operates two franchised stores located in California. Jason Craig paid royalties to the Company of $18,424 in 1995 and $76,067 in 1996. Steven Craig paid royalties to the Company of $37,969 in 1995 and $144,647 in 1996. Mr. Duayne Weinger, a Director of the Company and son-in-law of Mr. Sidney Craig, owns and operates three franchised store locations in Illinois. Mr. Weinger paid royalties to the Company of $69,488 in 1995 and $185,233 in 1996. Craig Enterprises, Inc. owned approximately 15% of the Company's Common Stock as of February 28, 1997. Erik Mandell, son of Steven Mandell, the Company's Chairman and President, owns and operates one franchise store located in Illinois. Erik Mandell paid royalties to the Company of $44,725 in 1996. The royalties paid by Messrs. Weinger, Mandell, Jason Craig and Steven Craig, were at the same rate as all franchises acquired at the times their respective franchises were acquired.

     The law firm of St. John & Wayne, L.L.C., of which Mr. Oberdorf is a member, provided legal services to the Company in 1996 and during the current fiscal year. See also "Management -- Compensation Committee Interlocks and Insider Participation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock, as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each of the Company's Directors and the named executive officers; (ii) all Directors and executive officers as a group; (iii) each person known by the Company to be a beneficial owner of more than 5% of the Common Stock; and (iv) each Selling Stockholder. Unless indicated otherwise, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                                               SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                         OWNED AFTER
                                                    OFFERING                             OFFERING
                                               -------------------   COMMON STOCK   -------------------
          NAME OF BENEFICIAL OWNER               NUMBER    PERCENT     OFFERED        NUMBER    PERCENT
---------------------------------------------  ----------  -------   ------------   ----------  -------

Steven Mandell (1)(2)........................   2,366,667    33.9%       400,000     1,966,667    24.1%
  400 Commons Way
  Rockaway, New Jersey 07866
Perry Kaplan (1).............................     945,233    13.6%       400,000       545,233     6.7%
  400 Commons Way
  Rockaway, New Jersey 07866
Craig Enterprises, Inc. (1)..................   1,044,000    15.0%       200,000       844,000    10.3%
  445 Marine View Avenue
  Suite 300
  Del Mar, California 92014
Duayne Weinger (3)...........................     120,000     1.7%        40,000        80,000     1.0%
Ray Hemmig (3)...............................      15,000       *             --        15,000       *
John Oberdorf (3)(4).........................      22,000       *             --        22,000       *
David Lauber (5).............................      41,000       *             --        41,000       *
Valerie Szymaniak............................      30,000       *             --        30,000       *
Richard Yockelson (6)........................       3,332       *             --         3,332       *
Lawrence Fine(7).............................           0      --             --             0      --
All Directors and executive officers as a
  group (10 persons) (8).....................   2,597,999    36.8%     1,040,000     2,157,999    26.1%

---------------

  * Less than 1%
(1) If the over-allotment option is exercised by the Underwriters, Mr. Mandell, Craig Enterprises, Inc. and Mr. Weinger will sell an additional 220,000, 106,000 and 10,000 shares of Common Stock, respectively, reducing their beneficial ownership to 1,746,667, 738,000 and 70,000 shares of Common Stock, respectively.
(2) Includes 500,000 shares of Common Stock (representing 7.2% and 6.1% of the Company's outstanding Common Stock before and after the Offering, respectively) transferred by Mr. Mandell to the Mandell Family Limited Partnership of which Mr. Mandell is General Partner.
(3) Includes 15,000, 15,000 and 10,000 shares subject to outstanding options to purchase Common Stock granted to each of Messrs. Weinger, Hemmig and Oberdorf, respectively, which are exercisable within the next 60 days.
(4) Includes 12,000 shares of Common Stock owned by Mr. Oberdorf's wife and for which Mr. Oberdorf disclaims beneficial ownership.
(5) Includes 40,000 shares subject to outstanding options to purchase Common Stock which are exercisable within the next 60 days.
(6) Includes 3,332 shares subject to outstanding options to purchase Common Stock which are exercisable within the next 60 days.
(7) Mr. Fine resigned his position as Senior Vice President of Merchandising in November 1996.
(8) Includes 83,332 shares of Common Stock which the Directors and executive officers of the Company have the right to acquire within the next 60 days through the exercise of outstanding stock options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue up to 25,000,000 shares of Common Stock. As of the date of this Prospectus, 6,974,500 shares of Common Stock are issued and outstanding. An additional 505,750 shares of Common Stock are issuable upon exercise of outstanding stock options.

     The following description provides a summary of the material rights and limitations relating to ownership of the Company's capital stock. For a complete legal description of the Company's capital stock, reference should be made to the Company's Restated Certificate of Incorporation, as amended, and Bylaws, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     All outstanding shares of Common Stock are, and the shares to be issued in this Offering will be, fully paid and non-assessable. There are no preemptive, conversion, subscription, redemption or repurchase rights associated with the shares of Common Stock. Each holder of Common Stock is entitled to one vote for each share owned of record on matters submitted to a vote of the stockholders. Holders of Common Stock are not entitled to cumulative voting rights in the election of Directors. Upon liquidation of the Company, the holders of Common Stock are entitled to participate ratably in the assets available for distribution after satisfaction of all claims of the Company's creditors. The holders of Common Stock are entitled to receive ratably such dividends as the Board of Directors, in its discretion, may declare out of funds legally available therefor.

CERTAIN BYLAW PROVISIONS

     The Company's Bylaws provide that stockholders may act by written consent, without prior notice and without a vote, if a consent is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of stockholders. The Bylaws may be amended by a majority vote of the stockholders or Board of Directors. The foregoing summary of material provisions is qualified in its entirety by reference to the Company's Bylaws, which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

ANTI-TAKEOVER MATTERS

     A Delaware corporation may not engage in a business combination with any person acquiring 15% or more of the voting stock of such Delaware corporation (an "interested stockholder") for a period of three years following the date of such acquisition, unless: (i) prior to the date the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder acquired 85% or more of the corporation's voting stock in the transaction in which he became an interested stockholder or (iii) on or subsequent to the date the stockholder became an interested stockholder, the board of directors and stockholders owning two-thirds of the outstanding voting stock, other than the interested stockholder's stock, approve the business combination. The corporation may opt out of the effect of this statute by: (i) including a provision to such effect in the corporation's original certificate of incorporation, (ii) amendment to the corporation's bylaws made by the board of directors within 90 days after the effective date of the statute or (iii) amendment of the corporation's certificate of incorporation or bylaws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall not take effect until 12 months after its adoption and shall not effect any business combinations with interested stockholders which are effected during such 12 months.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     The Company's Restated Certificate of Incorporation includes a provision stating that the Directors of the Company shall not be personally liable to the Company or its stockholders for damages for breach of any duty owed to the Company or its stockholders; provided, however, a Director shall not be relieved from liability for any breach of duty based upon an act or omission (i) in breach of such Director's duty or loyalty to the Company or its stockholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in the receipt by such person of an improper personal benefit.

TRANSFER AGENT

     First City Transfer Company is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each underwriter named below (the "Underwriters"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Smith Barney Inc.....................................................        747,000
    Tucker Anthony Incorporated..........................................        746,500
    Morgan Keegan & Company, Inc.........................................        746,500
                                                                               ---------
              Total......................................................      2,240,000
                                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters for whom Smith Barney Inc., Tucker Anthony Incorporated and Morgan Keegan & Company, Inc. are acting as the representatives (the "Representatives"), propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain dealers at a price which represents a concession not in excess of $.45 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the initial offering of the shares of Common Stock to the public, the public offering price and such concessions may be changed by the Representatives.

     Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 336,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, the Selling Stockholders and the Company's officers and Directors have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company (subject, in the case of the Company, to an exception for the grant of options and issuance of shares pursuant to the Company's stock option plans).

     In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the Offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid may exceed the highest independent bid until certain purchase limits are exceeded.

     In connection with the Offering and in compliance with applicable law, the Underwriters may overallot or effect transactions which stabilize, maintain, or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits Smith Barney Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the Offering when securities originally sold by the syndicate member are purchased in stabilizing or syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Tucker Anthony Incorporated rendered a fairness opinion in connection with the purchase by the Company of the six stores owned by Mr. Mandell and Mr. Kaplan. See "Certain Transactions."

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by St. John & Wayne, L.L.C., Newark, New Jersey. John J. Oberdorf, a Director of the Company, is a member of the law firm of St. John & Wayne, L.L.C., legal counsel to the Company. Members of the firm own less than one percent of the outstanding shares of Common Stock of the Company. Certain legal matters will be passed upon for the Underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS

     The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form S-1 relating to the Common Stock offered hereby has been filed by the Company with the Commission in Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, the Company files reports, and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such materials, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. In addition, such reports and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                             PARTY CITY CORPORATION

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Balance Sheets........................................................................  F-3
Statements of Income..................................................................  F-4
Statements of Stockholders' Equity....................................................  F-5
Statements of Cash Flows..............................................................  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders of
Party City Corporation
Rockaway, New Jersey

     We have audited the accompanying balance sheets of Party City Corporation as of December 31, 1995 and 1996 and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Party City Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP

February 17, 1997
Parsippany, New Jersey

                             PARTY CITY CORPORATION

                                 BALANCE SHEETS

                                                                    DECEMBER 31,     DECEMBER 31,
                                                                        1995             1996
                                                                    ------------     ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................  $  1,112,566     $ 14,949,714
  Restricted assets for advertising fund..........................       541,919          101,573
  Receivables from franchisees:
     Royalty fees (net of allowance for doubtful accounts of
      $40,000 at December 31, 1995 and $32,847 at December 31,
      1996).......................................................       652,961        1,015,161
     Other........................................................       108,343          178,571
  Merchandise inventory...........................................     3,840,926        9,305,027
  Due from affiliates.............................................         5,794           35,815
  Deferred income taxes -- current................................       150,631          193,188
  Prepaid expenses and other current assets.......................       315,620        1,015,760
                                                                    ------------     ------------
          TOTAL CURRENT ASSETS....................................     6,728,760       26,794,809
Property and equipment -- net.....................................     3,195,738        7,310,740
Deferred income taxes.............................................       109,176          218,224
Other assets......................................................       273,898          279,334
                                                                    ------------     ------------
          TOTAL ASSETS............................................  $ 10,307,572     $ 34,603,107
                                                                    ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade.......................................  $  1,960,873     $  4,977,430
  Accrued expenses................................................     1,225,635        1,980,696
  Advertising fund................................................       541,919          101,573
  Income taxes payable............................................       514,458        1,904,562
  Current portion -- long term debt...............................        22,725               --
  Due to affiliates...............................................         1,779               --
  Deferred revenue................................................       462,383          412,081
                                                                    ------------     ------------
          TOTAL CURRENT LIABILITIES...............................     4,729,772        9,376,342
                                                                    ------------     ------------
LONG TERM LIABILITIES:
  Long-term debt -- net of current portion........................        49,565               --
  Deferred rent...................................................       464,653        1,170,624
  Deferred revenue................................................       481,875          495,000
                                                                    ------------     ------------
          TOTAL LONG TERM LIABILITIES.............................       996,093        1,665,624
                                                                    ------------     ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value: authorized shares -- 10,000,000 at
     December 31, 1995 and 25,000,000 at December 31, 1996; shares issued and outstanding -- 5,224,000 at December 31, 1995 and
     6,960,667 at December 31, 1996...............................        52,240           69,607
  Additional paid-in capital......................................     2,541,492       17,748,034
  Retained earnings...............................................     1,987,975        5,743,500
                                                                    ------------     ------------
          TOTAL STOCKHOLDERS' EQUITY..............................     4,581,707       23,561,141
                                                                    ------------     ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $ 10,307,572     $ 34,603,107
                                                                    ============     ============

                See accompanying notes to financial statements.

                             PARTY CITY CORPORATION

                              STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1994          1995          1996
                                                          -----------   -----------   -----------
REVENUES:
  Net sales.............................................  $ 3,991,589   $16,118,163   $39,143,625
  Royalty fees..........................................    3,836,207     6,074,679     8,449,760
  Franchise fees........................................    1,025,000       927,500       935,000
                                                          -----------   -----------    ----------
          TOTAL REVENUES................................    8,852,796    23,120,342    48,528,385
EXPENSES:
  Cost of goods sold and occupancy costs................    2,686,881    10,758,209    25,937,444
  Company-owned stores operating and selling expense....    1,239,769     4,254,475    10,116,160
  Franchise expense.....................................    2,049,894     2,943,814     3,729,050
  General and administrative expense....................    1,929,850     3,023,540     3,096,811
                                                          -----------   -----------    ----------
          TOTAL EXPENSES................................    7,906,394    20,980,038    42,879,465
                                                          -----------   -----------    ----------
          INCOME BEFORE INTEREST AND INCOME TAXES.......      946,402     2,140,304     5,648,920
Interest income, net....................................       62,121        22,861       475,805
                                                          -----------   -----------    ----------
INCOME BEFORE INCOME TAXES..............................    1,008,523     2,163,165     6,124,725
Provision for income taxes..............................      466,000       863,200     2,369,200
                                                          -----------   -----------    ----------
NET INCOME..............................................  $   542,523   $ 1,299,965   $ 3,755,525
                                                          ===========   ===========    ==========
NET INCOME PER SHARE....................................                $      0.24   $      0.56
                                                                        ===========    ==========
Weighted average shares outstanding.....................                  5,322,333     6,664,202
Pro Forma:
  Income before income taxes............................  $ 1,008,523
  Provision for income taxes............................      410,089
                                                          -----------
  Net income............................................  $   598,434
                                                          ===========
  Net income per share..................................  $      0.12
                                                          ===========
Weighted average shares outstanding.....................    5,008,333

                 See accompanying notes to financial statements

                             PARTY CITY CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                      COMMON STOCK
                                  ---------------------     ADDITIONAL       RETAINED     NOTE RECEIVABLE-
                                   SHARES       AMOUNT    PAID-IN-CAPITAL    EARNINGS      SALE OF STOCK
                                  ---------     -------   ---------------   ----------   ------------------
Balance -- January 1, 1994......  4,000,000     $40,000     $   137,000     $  245,487       $  (95,828)
Distribution to stockholders....                                              (100,000)
Sale of common shares...........  1,200,000      12,000       2,488,000
Expenses incurred on sale of
  common shares.................                               (133,268)
Sale of common shares...........     24,000         240          49,760
Proceeds from note receivable...                                                                 46,480
Net income......................                                               542,523
                                  ---------     -------     -----------     ----------       ----------
Balance -- December 31, 1994....  5,224,000      52,240       2,541,492        688,010          (49,348)
Proceeds from note receivable...                                                                 49,348
Net income......................                                             1,299,965
                                  ---------     -------     -----------     ----------       ----------
Balance -- December 31, 1995....  5,224,000      52,240       2,541,492      1,987,975
Sale of common shares...........  1,700,000      17,000      16,983,000
Expenses incurred on sale of
  common shares.................                             (1,989,661)
Exercise of stock options.......     36,667         367         174,628
Tax effect of non-qualified
  options.......................                                 38,575
Net income......................                                             3,755,525
                                  ---------     -------     -----------     ----------       ----------
Balance -- December 31, 1996....  6,960,667     $69,607     $17,748,034     $5,743,500       $       --
                                  =========     =======     ===========     ==========       ==========

                See accompanying notes to financial statements.

                             PARTY CITY CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------
                                                                       1994          1995          1996
                                                                    -----------   -----------   -----------
Cash Flow from Operating Activities:
Net income........................................................  $   542,523   $ 1,299,965   $ 3,755,525
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization.................................       99,158       321,936       745,889
    Loss on abandonment/sale of property and equipment............       64,918            --        11,109
    Deferred tax benefit..........................................      (96,000)     (160,499)     (151,605)
  Changes in assets and liabilities:
    Sale of marketable securities.................................      223,552        20,558            --
    Royalty fees receivable.......................................     (201,904)     (256,118)     (362,200)
    Other receivable..............................................      (24,593)      (83,750)      (70,228)
    Merchandise inventory.........................................   (1,486,399)   (2,354,527)   (5,464,101)
    Due to/from affiliates........................................       28,689         8,607       (31,800)
    Prepaid expenses and other current assets.....................     (138,032)     (103,333)     (700,140)
    Other assets..................................................     (125,257)     (131,521)       (5,436)
    Accounts payable..............................................      271,319     1,689,554     3,016,557
    Accrued expenses..............................................      702,318       347,814       755,061
    Income taxes payable..........................................       89,333       397,218     1,390,104
    Deferred revenue..............................................      (47,767)      279,525       (37,177)
    Deferred rent.................................................      139,107       325,546       705,971
                                                                    -----------   -----------   -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES.........................       40,965     1,600,975     3,557,529
                                                                    -----------   -----------   -----------
Cash Flow from Investment Activities:
  Purchases of property and equipment.............................   (1,396,214)   (2,082,158)   (4,875,877)
  Proceeds from sale of property and equipment....................           --            --         3,877
                                                                    -----------   -----------   -----------
NET CASH USED IN INVESTING ACTIVITIES.............................   (1,396,214)   (2,082,158)   (4,872,000)
                                                                    -----------   -----------   -----------
Cash Flow from Financing Activities:
  Net proceeds from sale of stock.................................    2,463,212        49,348    15,010,339
  Proceeds from exercise of stock options.........................           --            --       174,995
  Tax effect of non-qualified stock options.......................           --            --        38,575
  Proceeds from long term debt....................................           --       288,127            --
  Repayments of long term debt....................................      (27,834)     (237,337)      (72,290)
  Repayment of note payable-officer...............................      (36,347)           --            --
  Distribution to stockholders....................................     (100,000)           --            --
                                                                    -----------   -----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES.........................    2,299,031       100,138    15,151,619
                                                                    -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............      943,782      (381,045)   13,837,148
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....................      549,829     1,493,611     1,112,566
                                                                    -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........................  $ 1,493,611   $ 1,112,566   $14,949,714
                                                                    ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income Taxes Paid.................................................  $   555,893   $   375,850   $ 1,147,812
Interest Paid.....................................................  $     3,284   $     8,956   $    41,009

                See accompanying notes to financial statements.

                             PARTY CITY CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Party City Corporation (the "Company"), which is incorporated in the State of Delaware, operates retail party goods stores within the continental United States and sells franchises on an individual store and area franchise basis throughout the United States, Puerto Rico, Spain and Canada. In April, 1994, the Shareholders approved an increase in the authorized Common Stock from 2,500 to 10,000,000 shares and a 26,667-for-1 common stock split. All share information has been restated to give retroactive effect to the stock split. On January 16, 1996, the Company increased its authorized Common Stock from 10,000,000 to 25,000,000 shares. On March 27, 1996, the Company completed an initial public offering of 1,700,000 shares of common stock, $.01 par value, issued by the Company, at an initial offering price of $10 per share. Proceeds to the Company, net of offering expenses of $1,989,661 were $15,010,339.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Franchising Revenue Recognition -- The Company is obligated in accordance with the terms of each franchisee's respective agreement to provide the following initial services: advice on site location, store design and layout, training and pre-opening assistance. Revenue from individual franchise sales, recorded as franchise fees, is recognized by the Company upon completion of the aforementioned initial services, which normally coincide with the opening of the franchisee's store. On an ongoing basis, the Company provides assistance regarding sources of supply, pricing, advertising and promotion programs and other defined assistance. Royalty fees are recorded on a monthly basis as a percentage of the franchisee's net sales.

     Area franchise sales represent agreements with franchisees to open a specified number of franchises within defined geographic areas and development periods. The Company's policy is to receive in advance, a deposit for each of the potential stores, based on its standard initial franchise fee at the time the contract is signed. Upon receipt, the deposit is recorded as deferred revenue. When the Company satisfies its initial obligations to the franchisee and the store is opened, the Company recognizes the deposit as revenue. Information regarding franchise activity follows:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                          1994     1995     1996
                                                                          ----     ----     ----
Number of franchises in operation at beginning of the period............   58       99      132
Number of franchises opened in the period...............................   42       35       32
Number of franchises closed during the period...........................   (1)      (2)      --
                                                                          ---      ---      ---
Number of franchises in operation at end of the period..................   99      132      164
                                                                          ===      ===      ===

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with initial maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist of an investment in a certificate of deposit and money market funds.

     Marketable Securities -- The Company classifies its investments as trading securities, carries the securities at fair market value and recognizes unrealized gains and losses in earnings. Realized gains and losses are determined on the first-in, first-out method. There were no marketable securities held at December 31, 1995 and 1996.

     Fair Value of Financial Instruments -- Financial instruments consist primarily of investments in cash, trade account receivables, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market

                             PARTY CITY CORPORATION

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) prices. At December 31, 1995 and 1996, the fair value of the Company's financial instruments approximated the carrying value.

     Inventory -- The Company values its inventory at the lower of average cost or market.

     Advertising Fund -- Pursuant to its franchise agreements, the Company collects 1% of the net sales of its franchise stores, which is restricted to use for advertising on their behalf. Receipts and disbursements are not recorded as income or expense since the Company does not have complete discretion over the use of the funds. The Company also contributes 1% of net sales of its owned stores into the Advertising Fund. To cover the expenses of administering the Advertising Fund, the Company charges the fund a management fee equal to 5% of the funds contributed by franchisees. During 1995 and 1996, $90,715 and $133,542, respectively, of Advertising Fund management fees were collected by the Company and credited to general and administrative expense.

     Property and Equipment -- Property and equipment are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation for property and equipment placed in service on or after January 1, 1993. Property and equipment placed in service prior to January 1, 1993 are depreciated using an accelerated method. The difference between the two methods is not material. Property and equipment are depreciated over their estimated useful lives as follows: automobiles, five years; furniture and equipment, 5-7 years. Leasehold improvements are amortized over the remaining period of the lease or the estimated useful life of the asset, whichever is less.

     Intangibles -- Trademarks, which are included in other assets, consist primarily of capitalized legal costs and are being amortized using the straight-line method over the estimated useful lives of the assets.

     Income Taxes -- Prior to April 27, 1994 the Company had elected to be taxed under the S corporation regulations of the Internal Revenue Code, thereby exempting it from federal income taxes. Effective April 27, 1994, the Company's election was terminated and the Company commenced paying tax as a C Corporation.

     The Company provides for the tax effects of transactions reported in the financial statements which and consist of taxes currently due plus deferred taxes as a result of temporary differences. Temporary differences in the basis of assets and liabilities for financial statements and income tax reporting arise from using different methods and lives to calculate depreciation, certain costs related to the start up of store operations, inventory capitalization, deferred rent, accrued expenses and the recognition of vacation pay.

     Net Income Per Share -- Net income per share is computed using the weighted average common and common equivalent shares outstanding during each period.

     Pro forma Data -- Pro forma net income reflects the income tax expense the Company would have incurred assuming it was taxed as a C corporation for all periods presented.

     Pre-opening Store Costs -- The costs associated with opening a store are expensed as incurred.

     Advertising Costs -- The costs associated with store advertising are expensed in the period in which the related promotion and sales occur. Advertising expense was approximately $327,700, $1,034,800 and $2,342,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Accounting and Reporting Changes -- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the recognition of an impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed. The

                             PARTY CITY CORPORATION

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) adoption of SFAS No. 121 did not have a material effect on the Company's financial position or results of operations.

     Reclassifications -- Certain reclassifications have been made to the prior period financial statements, the most significant of which is the reclassification of store occupancy costs from Company-owned store operating and selling expenses to cost of sales and occupancy costs, to be consistent with the prevailing practice in the retail industry and to conform the current period presentation.

NOTE 2 -- RESTRICTED ASSETS FOR ADVERTISING FUND

     Amounts restricted for advertising include:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                         1995       1996
                                                                       --------   --------
    Cash and cash equivalents........................................  $ 99,042   $101,573
    Marketable securities............................................   442,877         --
                                                                       --------   --------
                                                                       $541,919   $101,573
                                                                       ========   ========

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995           1996
                                                                  ----------     ----------
    Equipment.................................................    $1,298,646     $2,974,980
    Furniture.................................................     1,102,979      2,773,322
    Leasehold improvements....................................     1,175,817      2,687,462
    Automobiles...............................................        94,793         94,793
                                                                  ----------     ----------
                                                                   3,672,235      8,530,557
    Less: Accumulated depreciation and amortization...........       476,497      1,219,817
                                                                  ----------     ----------
                                                                  $3,195,738     $7,310,740
                                                                  ==========     ==========

NOTE 4 -- DEBT

     Long-term debt consisted of four installment notes with an outstanding balance of $72,290 at December 31, 1995. The notes were collateralized by equipment and have interest rates ranging from 1.00% to 1.25% above the bank's base rate (8.50% at December 31, 1995) and were repaid in full during March 1996. At December 31, 1996 there was no long-term debt outstanding.

     During February 1995, the Company obtained a revolving credit/term loan facility in the amount of $2,500,000, which was amended in September 1995 and again in December 1996. Under the second amendment, the Company has available borrowings of $5,000,000 as of December 31, 1996 until June 30, 1998. The amended facility expires June 30, 1998. The Company has the option to convert its outstanding borrowings at June 30, 1996, 1997 and 1998 to a four-year term loan with a corresponding reduction in the amount available under the credit facility. Both the revolving credit facility and term loans bear interest at the bank's prime rate minus 1/2 of 1% and are collateralized by all assets of the Company. The Company must pay a quarterly commitment fee of 1/4 of 1% of the unused amount of the available facility. The credit facility contains various covenants including, among others, restriction on capital expenditures, the maintenance of a

                             PARTY CITY CORPORATION

NOTE 4 -- DEBT -- (CONTINUED)
defined minimum tangible net worth, interest coverage ratio, total liabilities to tangible net worth ratio and current ratio. At December 31, 1996, the Company was in compliance with such loan agreement covenants. There was no outstanding balance under the facility at December 31, 1996.

NOTE 5 -- STOCK OPTIONS

     In September 1994, the Company adopted the Party City Corporation 1994 Stock Option Plan (the "Plan") pursuant to which options may be granted to employees for the purchase of common stock. The Plan, which was amended and restated in December 1996, permits the Company to grant incentive and non-qualified stock options to purchase an aggregate of 600,000 shares of the Company's common stock. Such options may be incentive stock options or non-qualified options. The term of an option is determined by the Stock Option Committee. The exercise price of the shares covered by an incentive stock option may not be less than the fair value of the shares at the time of grant. The exercise price of the shares covered by a non-qualified option need not be equal to the fair value of the stock at the date of grant, but may be granted with an exercise price as determined by the Stock Option Committee. The options granted generally vest one-third each year, over a period of three years.

     A summary of the Plan's status and changes during the years then ended, is presented below:

                                                                     DECEMBER 31,
                                                -------------------------------------------------------
                                                           1995                         1996
                                                --------------------------   --------------------------
                                                          WEIGHTED- AVERAGE            WEIGHTED- AVERAGE
                                                SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                                -------   ----------------   -------   ----------------
Outstanding at January 1......................  102,240        $ 2.50        180,000        $ 4.08
Granted.......................................   79,760          6.10        281,500         14.31
Exercised.....................................        0             0        (36,666)         4.77
Cancelled.....................................   (2,000)         3.50        (66,501)         8.69
                                                -------         -----        -------        ------
Outstanding December 31.......................  180,000        $ 4.08        358,333        $11.19
                                                =======         =====        =======        ======
Options exercisable at December 31............        0                       31,666
Weighted average fair value of options granted
  during the year ended December 31, (per
  option).....................................  $  1.84                      $  7.32

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
        Expected volatility.................................           0            35%
        Expected lives......................................     6 years        6 years
        Risk-free interest rate.............................       6.40%          6.50%
        Expected dividend yield.............................          0%             0%

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
        Net Income:
          As reported.......................................  $1,299,965     $3,755,525
          Pro-forma.........................................  $1,294,791     $3,345,385

        Net income per share:
          As reported.......................................        0.24           0.56
          Pro-forma.........................................        0.24           0.52

                             PARTY CITY CORPORATION

NOTE 5 -- STOCK OPTIONS (CONTINUED)
     The pro forma effect of applying FAS 123 is not necessarily indicative of the effect on reported net income for future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the periods ended December 31, 1995 and 1996.

     The following table summarizes information about options outstanding under the Plan as follows:

                                                 OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                    ---------------------------------------------   --------------------------
                                        NUMBER                           WEIGHTED       NUMBER        WEIGHTED
                                      OUTSTANDING     WEIGHTED AVERAGE   AVERAGE      EXERCISABLE     AVERAGE
                                    AT DECEMBER 31,      REMAINING       EXERCISE   AT DECEMBER 31,   EXERCISE
     RANGE OF EXERCISE PRICES            1996         CONTRACTUAL LIFE    PRICE          1996          PRICE
                                    ---------------   ----------------   --------   ---------------   --------
$2.50 to $5.00....................       98,333           8.3 years       $ 2.58         31,666        $ 2.55
$10.00 to $15.00..................      126,500           9.3 years        11.42             --            --
$15.25 to $20.00..................      113,500           9.6 years        16.74             --            --
$21.00 to $22.00..................       20,000           9.6 years        21.11             --            --
                                        -------                           ------         ------         -----
$2.50 to $22.00...................      358,333                           $11.19         31,666        $ 2.55
                                        =======                           ======         ======         =====

NOTE 6 -- PROVISION FOR TAXES

     The provision for taxes consisted of the following:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            1994        1995         1996
                                                          --------   ----------   ----------
    Current:
      Federal...........................................  $416,000   $  751,427   $1,962,511
      State.............................................   146,000      272,272      558,294
                                                          ---------- ----------   ----------
                                                           562,000    1,023,699    2,520,805
                                                          ---------- ----------   ----------
    Deferred:
      Federal...........................................   (76,000)    (120,967)    (127,311)
      State.............................................   (20,000)     (39,532)     (24,294)
                                                          ---------- ----------   ----------
                                                           (96,000)    (160,499)    (151,605)
                                                          ---------- ----------   ----------
                                                          $466,000   $  863,200   $2,369,200
                                                          ========== ==========   ==========

     The deferred income tax provision results from temporary differences between amounts of assets and liabilities for financial reporting purposes and amounts as measured by tax laws.

                             PARTY CITY CORPORATION

NOTE 6 -- PROVISION FOR TAXES -- (CONTINUED)
     The components of the net deferred tax assets at December 31, 1995 and 1996 are as follows:

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1995          1996
                                                                   ---------     ---------
    Current Assets:
      Inventory..................................................  $      --     $ 123,751
      Severance pay accrual......................................     79,847            --
      Vacation pay accrual.......................................     30,282        35,104
      Start-up costs.............................................     14,582        14,958
      Reserve for doubtful accounts..............................     16,240        30,085
      Advertising accrual........................................      9,680            --
                                                                   ---------     ---------
    Current Liabilities:
      Advertising accrual........................................         --       (10,710)
                                                                   ---------     ---------
      Current Deferred Tax Asset.................................  $ 150,631     $ 193,188
                                                                   =========     =========
    Non-current Assets:
      Deferred rent..............................................  $ 188,650     $ 471,240
      Start-up costs.............................................     45,249        28,008
    Non-current Liabilities:
      Property and equipment.....................................   (124,723)     (281,024)
                                                                   ---------     ---------
      Non-current Deferred Tax Asset.............................  $ 109,176     $ 218,224
                                                                   =========     =========

     The Company's effective income tax rate differs from the statutory federal rate as follows:

                                                                          DECEMBER 31,
                                                                     ----------------------
                                                                     1994     1995     1996
                                                                     ----     ----     ----
    Federal statutory rate.........................................  34.0%    34.0%    34.0%
    State income taxes net of federal benefit......................   8.2      7.1      5.6
    Other..........................................................   2.0     (1.2)     (.9)
    Nondeductible S-corporation losses.............................   2.0        0        0
                                                                     ----     ----     ----
    Effective tax rate.............................................  46.2%    39.9%    38.7%
                                                                     ====     ====     ====

NOTE 7 -- RELATED PARTY TRANSACTIONS

     The President, a major stockholder of the Company, owns all of the outstanding shares of two party supplies stores for which no royalty fees are charged. This individual is also the majority owner of two additional franchise stores and was a 50% owner of one franchise through 1995. The Company receives royalty fees based on 3.0% of net sales from the majority owned stores. In addition, a Director of the Company owns two franchises and was a 50% owner of one franchise through 1995, for which he pays royalty fees of 2.0% on net sales.

                             PARTY CITY CORPORATION

NOTE 7 -- RELATED PARTY TRANSACTIONS -- (CONTINUED)
     Furthermore, an individual who was a Senior Vice President of the Company through August 1995 owns two franchises. The amounts included in the accompanying financial statements relating to the above are:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
    Royalty fees.......................................  $259,130     $260,818     $208,227
    Royalty fees receivable (at end of period).........  $ 27,581     $ 16,572     $ 18,551

     The Company shared office space with an affiliate until July 1, 1995. The affiliate charged the Company for rent and real estate taxes, utilities, insurance and telephone. The Company was charged approximately $63,000 and $30,400 for the years ended December 31, 1994 and 1995, respectively, of which, approximately $12,300 and $27,000, respectively, was for rent. Beginning January 1, 1996, the Company shared warehouse space with an affiliate. The Company charged the affiliate approximately $19,200 for rent for the year end December 31, 1996. In addition, the Company and its affiliates employ common bookkeeping personnel, for which the Company charged its affiliates approximately $70,500, $74,200 and $94,500 for the years ended December 31, 1994, 1995 and 1996, respectively. Office expenses allocated from the affiliate to the Company are based upon the square footage occupied by the Company. Personnel costs allocated to the affiliate are based upon an analysis of the percentage of time individuals devote to services for the affiliate stores. Management believes that both allocation methods are reasonable to determine the appropriate expenses to be allocated.

     Amounts receivable and payable from related companies represent non-interest bearing advances between affiliates with no specific repayment terms. Amounts outstanding at December 31, 1995 and 1996 were paid in January 1996 and 1997, respectively.

     In August 1992, the Company sold shares of its Common Stock for $172,000 to the Company's Executive Vice President. The Company received a cash payment of $32,391 and a promissory note for $139,609 for such shares. This note which bore interest at 6.0%, was paid in three annual installments of $52,391 and was collateralized by the shares sold. The final payment was made in October 1995.

NOTE 8 -- COMMITMENTS

     Employment Agreements -- The Company has entered into various employment agreements with two of its senior executives for periods of up to three years expiring no later than June 12, 1998. Under the agreements, the covered individuals are entitled to specified salaries over the contract periods; bonuses are provided contingent upon certain Company and individual performance criteria devised by the Company for each period. The commitments relating to future services from such executives under the contracts as of December 31, 1996 are approximately $1,196,800.

OPERATING LEASES

     Real Estate -- The Company leases real estate in connection with the operation of corporate retail stores as well as its corporate office. The store leases are for properties ranging in size from 6,750 to 13,320 square feet. The terms range from ten years to twenty years, and expire by 2016. The leases contain escalation clauses, renewal options from five years to ten years and obligations for reimbursement of common area maintenance and real estate taxes. Certain leases contain contingent rent based upon specified sales volume. For the years ended December 31, 1994, 1995 and 1996, no such contingent rent was paid.

     Other -- The Company leases a motor vehicle, expiring July 1999 and a telephone system for the corporate office, expiring December 1997.

                             PARTY CITY CORPORATION

NOTE 8 -- COMMITMENTS -- (CONTINUED)
     Rent expense for all operating leases was $384,825, $1,554,015 and $3,779,292 for the years ended December 31, 1994, 1995 and 1996, respectively. Future minimum payments under operating leases at December 31, 1996 are as follows:

        1997............................................................  $ 5,473,737
        1998............................................................    5,585,650
        1999............................................................    5,637,546
        2000............................................................    5,780,208
        2001............................................................    5,990,092
        Thereafter......................................................   28,930,546
                                                                          -----------
                                                                          $57,397,779
                                                                          ===========

     The Company has guaranteed a lease obligation of three of its franchises. One lease, expiring in 2001, has future minimum payments of $687,225, the second lease, expiring in 2007, has future minimum payments of $2,686,667 and the remaining lease, expiring in 2007, has future minimum payments of $1,646,957.

NOTE 9 -- SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                 QUARTER ENDED
                                          ------------------------------------------------------------
                  1995                    MARCH 31,       JUNE 30,      SEPTEMBER 30,     DECEMBER 31,
----------------------------------------  ----------     ----------     -------------     ------------
Net sales of Company-owned stores.......  $1,782,905     $2,659,151      $ 3,051,342      $  8,624,755
Total franchise revenues................   1,068,518      1,506,191        1,673,851         2,753,619
Cost of goods sold and occupancy
  costs.................................   1,257,446      1,822,532        2,228,843         5,449,388
Net Income/(Loss).......................      17,125        207,921         (101,861)        1,176,780
Net Income/(Loss) per share.............  $     0.00     $     0.04      $     (0.02)     $       0.22

                                                                 QUARTER ENDED
                                          ------------------------------------------------------------
                  1996                    MARCH 31,       JUNE 30,      SEPTEMBER 30,     DECEMBER 31,
----------------------------------------  ----------     ----------     -------------     ------------
Net sales of Company-owned stores.......  $4,562,271     $6,338,685      $ 7,507,165      $ 20,735,504
Total franchise revenues................   1,418,741      1,947,733        2,400,601         3,617,685
Cost of goods sold and occupancy
  costs.................................   3,334,320      4,362,640        5,339,627        12,900,857
Net Income/(Loss).......................    (166,506)       499,168          345,660         3,077,203
Net Income/(Loss) per share.............  $     (.03)    $      .07      $       .05      $        .43

--------------------------------------------------------------------------------

SUBSEQUENT EVENTS (UNAUDITED)

     On February 28, 1997, the Company acquired six franchise stores. Four of the stores acquired, having total sales of $9,100,000 in 1996, were owned by Steven Mandell, the Company's Chairman and President for an aggregate purchase price of $4,750,000, subject to post-closing adjustments for inventory and payables. The remaining two stores, having total sales of $3,700,000 in 1996, were owned by Perry Kaplan, a former executive officer and a Director of the Company for an aggregate purchase price of $1,150,000, subject to similar post-closing adjustments.

     On March 3, 1997, the Company signed a commitment letter to refinance and replace the Company's existing $5,000,000 credit facility with a $20,000,000 revolving line of credit maturing June 30, 2000. The terms of the commitment letter are subject to the negotiation and execution of definitive loan documents.

     On March 5, 1997, the Company and Steven Mandell, the Chairman and President of the Company, executed an amendment to Mr. Mandell's employment agreement. The amendment extends the term of Mr. Mandell's employment agreement one year to December 31, 1998 and provides for an annual salary of $300,000 for 1998.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS, OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................    9
Stock Price and Dividend Policy.......    9
Capitalization........................   10
Selected Financial Data...............   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   18
Management............................   30
Certain Transactions..................   35
Principal and Selling Stockholders....   36
Description of Capital Stock..........   37
Underwriting..........................   39
Legal Matters.........................   40
Experts...............................   40
Available Information.................   40
Index to Financial Statements.........  F-1

======================================================

======================================================
                                2,240,000 SHARES

                                      LOGO
                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                 APRIL 8, 1997

                                  ------------

                               SMITH BARNEY INC.

                                 TUCKER ANTHONY
                                  INCORPORATED
                         MORGAN KEEGAN & COMPANY, INC.

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities offered hereby:

    Commission registration fee...............................................  $  12,685
    NASD filing fee...........................................................      4,686
    Nasdaq Stock Market additional listing fee................................     17,500
    Accounting fees and expenses..............................................     90,000
    Legal fees and expenses...................................................    175,000
    Blue sky fees and expenses (including fees and expenses of counsel).......     10,000
    Printing and engraving fees and expenses..................................    125,000
    Fees of transfer agent and registrar......................................      3,000
    Miscellaneous.............................................................     62,129
                                                                                 --------
      Total...................................................................  $ 500,000
                                                                                 ========

     All of the foregoing, except the Commission registration fee, the NASD filing fee and the Nasdaq Stock Market additional listing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the provisions of the Delaware General Corporation Law ("Delaware GCL"), the Registrant has adopted provisions in its Certificate of Incorporation and Bylaws which require the Registrant to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its Directors to the Registrant or its stockholders for monetary damages for breach of their duty of due care except (i) for any breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under
Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the Director derived any improper personal benefit. In addition, the Registrant's Certificate of Incorporation and Bylaws require the Registrant to indemnify its Directors and officers, permit the Registrant to insure its Directors and officers and permit the Registrant to indemnify or insure its employees or agents to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary, except that the Registrant shall not be obligated to advance expenses or to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, (ii) for any amounts paid in settlement or an action indemnified against by the Registrant without the prior written consent of the Registrant, or (iii) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Within the past three years, the Registrant has sold the following securities which were not registered under the Securities Act:

     On April 27, 1994, the Registrant sold 1,200,000 shares of Common Stock in a private placement to four individuals for an aggregate principal price of $2,500,000 based upon an exemption from registration under Section 4(2) of the Securities Act.

     On August 12, 1994, the Registrant sold 24,000 shares of Common Stock in a private placement to two individuals for an aggregate purchase price of $50,000 based upon an exemption from registration under Section 4(2) of the Securities Act.

     During 1996 the Registrant sold 36,667 shares of Common Stock pursuant to the exercise of stock options for an aggregate purchase price of $175,003 based upon an exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

 1.1      --   Underwriting Agreement.
 3.1      --   Certificate of Incorporation of the Registrant.**
 3.2      --   Bylaws of the Registrant.**
 4.1      --   Specimen stock certificate evidencing the Common Stock.**
 5.1      --   Opinion of St. John & Wayne, L.L.C.**
10.1      --   Form of Unit Franchise Agreement entered into by the Registrant and franchisees.**
10.2      --   Employment Agreement, dated January 1, 1994 and amended as of January 16, 1996, by and between the Registrant and Steven Mandell.**
10.3      --   Amendment to Employment Agreement dated March 5, 1997, by and between the
               Registrant and Steven Mandell.**
10.4      --   Employment Agreement, dated January 1, 1994 and amended as of January 16, 1996, by and between the Registrant and Perry Kaplan.**
10.5      --   Employment Agreement of David Lauber, dated June 12, 1995, by and between
               Registrant and David Lauber.**
10.6      --   Employment Agreement of Lawrence Fine, dated October 13, 1995, by and between
               Registrant and Lawrence Fine.**
10.7      --   Amended Stock Option Plan of the Registrant.**
10.8      --   Amended and Restated 1994 Stock Option Plan of the Registrant.**
10.9      --   Loan and Security Agreement, dated February 15, 1995 and amended as of October
               6, 1995, by and between Registrant and Midlantic Bank, N.A.**
10.10     --   Commitment letter between PNC Bank and the Registrant.**
23.1      --   Consent of Deloitte & Touche LLP.
23.2      --   Consent of St. John & Wayne, L.L.C. (included in Exhibit 5.1)**
24.1      --   Power of Attorney (contained on the signature page of this Registration
               Statement).
27.1      --   Financial Data Schedule.**

---------------

  * To be filed by Amendment.

 ** Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advise that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement No. 333-22893 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Rockaway, State of New Jersey, on April 4, 1997.

                                          PARTY CITY CORPORATION

                                          By:                  *

                                            ------------------------------------
                                                       Steven Mandell
                                            Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities on the dates indicated:

                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  ------------------

                    *                       Chairman of the Board and         April 4, 1997
------------------------------------------  President, Director (principal
              Steven Mandell                executive officer)
             /s/ DAVID LAUBER               Vice President and Chief          April 4, 1997
------------------------------------------  Financial Officer, Director
               David Lauber                 (principal financial and
                                            accounting officer)

                    *                       Director                          April 4, 1997
------------------------------------------
             John J. Oberdorf

                    *                       Director                          April 4, 1997
------------------------------------------
                Ray Hemmig

                    *                       Director                          April 4, 1997
------------------------------------------
              Duayne Weinger

* By David Lauber as attorney-in-fact.

                                           REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    EXHIBITS

                                   FILE WITH

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                             PARTY CITY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

================================================================================

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                      DESCRIPTION                                    PAGE
------         ----------------------------------------------------------------------  ------------
  1.1     --   Underwriting Agreement.
  3.1     --   Certificate of Incorporation of the Registrant.**
  3.2     --   Bylaws of the Registrant.**
  4.1     --   Specimen stock certificate evidencing the Common Stock.**
  5.1     --   Opinion of St. John & Wayne, L.L.C.**
 10.1     --   Form of Unit Franchise Agreement entered into by the Registrant and franchisees.**
 10.2     --   Employment Agreement, dated January 1, 1994 and amended as of January
               16, 1996, by and between the Registrant and Steve Mandell.**
 10.3     --   Amendment to Employment Agreement dated March 5, 1997, by and between the Registrant and Steven Mandell.**
 10.4     --   Employment Agreement, dated January 1, 1994 and amended as of January
               16, 1996, by and between the Registrant and Perry Kaplan.**
 10.5     --   Employment Agreement of David Lauber, dated June 12, 1995, by and between Registrant and David Lauber.**
 10.6     --   Employment Agreement of Lawrence Fine, dated October 13, 1995, by and between Registrant and Lawrence Fine.**
 10.7     --   Amended Stock Option Plan of the Registrant.**
 10.8     --   Amended and Restated 1994 Stock Option Plan of the Registrant.**
 10.9     --   Loan and Security Agreement, dated February 15, 1995 and amended as of
               October 6, 1995, by and between Registrant and Midlantic Bank, N.A.**
10.10     --   Commitment letter between PNC Bank and the Registrant.**
 23.1     --   Consent of Deloitte & Touche LLP.
 23.2     --   Consent of St. John & Wayne L.L.C. (included in Exhibit 5.1)**
 24.1     --   Power of Attorney (contained on the signature page of this
               Registration Statement).
 27.1     --   Financial Data Schedule.**

---------------

  * To be filed by Amendment.

 ** Previously filed.